

American Power Conversion Corporation

2002 Annual Report

APC
Legendary Reliability®

Company Profile

Incorporated in 1981, American Power Conversion Corporation (APC) designs, manufactures and markets products and services that improve the reliability, productivity and availability of information systems worldwide by protecting hardware and data from the ongoing threat of power and environmental disturbances.

Our solutions include surge suppressors, uninterruptible power supplies (UPSs), DC-based power systems, precision cooling equipment, cabling and connectivity solutions, power conditioning equipment, mobile accessories, related software as well as professional and consulting services for communications, computer and computer-related equipment. Protected applications include facilities, sites, mainframe computers, data centers, wide area networks (WANs), local area networks (LANs), Internet and intranet equipment, midrange computers, telecommunications equipment, home and office workstations, and a variety of consumer electronics.

We also protect these applications against power problems on data, network, serial, coaxial (CATV) and telephone lines.

Our Vision

APC products ensuring availability wherever data is created, transmitted or stored.

Our Mission

To create delighted customers by improving the manageability, availability and performance of information and communication systems through the rapid delivery of innovative solutions to real customer problems.

Our Philosophy

To listen to our customers.
Their wants, needs and wishes are our strategic blueprint.

To justify our expenditures as they relate to our goals.

To quantify all aspects of our business in order to create benchmarks for success.

To avoid bureaucracy.
Employees must make direct contributions to our goals.

To emphasize quality.
We believe that good enough never is.

To respond quickly and decisively to opportunity.

To create an environment where ideas are encouraged, recognized and rewarded.

To help employees grow personally and professionally.

To work together toward our goals and be rewarded together when they are achieved.

To commit to leadership in every aspect of our business.





Dear Fellow Shareholder,

2002 was undeniably a challenging year, but I am very pleased with APC's performance. Our financial position is strong; our products continue to define and redefine their markets; our operations are expansive and global; and our commitment to excellence is steadfast. I am proud to say that despite the difficult environment, APC stayed on course and stands here today in a much stronger competitive and financial position compared to a year ago.

"Throughout the year we remained focused on delivering innovation, quality and value to our customers."

The strength of our financial model enabled us to remain invested in areas with a long-term focus. Although we continued to manage our business and spending very closely, we led the industry in technology investment, increasing research and development spending 10 percent last year. We also continued to support sales and marketing programs to promote new products and fine-tune customer programs.

Net Sales


1,121
1,332
1,470
1,405
1,300
dollars in millions
1998 1999 2000 2001 2002

APC is uniquely positioned among our competitors to be able to deliver on ever-changing customer demands. Throughout the year we remained focused on delivering innovation, quality and value to our customers. We conducted hundreds of interviews to truly understand current and emerging customer needs.

A prime example is our newest patent-pending architecture: InfraStruXure™. InfraStruXure expands on the unique architecture of APC's PowerStruXure™, going beyond just power to integrate racks, cooling, power, management, and services into an open, adaptable and integrated solution.

Operating Income


204
279
209
145
151
dollars in millions
1998 1999 2000 2001 2002

We are in fact rewriting the rules and changing the way the world designs the data centers that are running today's businesses. As an increasing amount of equipment is housed per square foot, the **"network-critical physical infrastructure"**, or NCPI, that supports the data center must not only power the gear, but also effectively cool and manage it. InfraStruXure addresses this need with modular, pre-engineered building blocks that integrate power, cooling and management components in a flexible, easy-to-use-and-service package.

Net Income Before Cumulative Effect of Accounting Change


206
166
148
113
117
1998
1999
2000
2001
2002
dollars in millions

Diluted Earnings Per Share Before Cumulative Effect of Accounting Change


1.05
0.83
0.76
0.58
0.59
1998
1999
2000
2001
2002
dollars

Total Assets


1,605
1,421
1,317
1,107
872
1998
1999
2000
2001
2002
dollars in millions

Cash, Cash Equivalents & Investments


697
456
393
308
220
1998
1999
2000
2001
2002
dollars in millions

The new architecture has been well received, with approximately 10 percent of the Fortune 1000 already using it within their operations. Additionally, InfraStruXure has resonated with customers of all types, winning recognition from U.S., European, and Asian publications targeting Information Technology (IT), telephony and facilities end users.

Continuous product expansion...

As illustrated by InfraStruXure, the past several years have been filled with continuous product expansion within the core uninterruptible power supply (UPS) market as well as into complementary markets that capitalize on our strengths: the APC brand, broad distribution, electronics design expertise, and high-volume, low-cost manufacturing. Every time we enter a new market, we do so with the intent to understand the needs of end users better than any other player in the market. Innovation, quality and a compelling price-performance package are the cornerstones of fulfilling this objective.

In conjunction with these expansion efforts, APC's flagship UPS product families, the Back-UPS® and Smart-UPS®, continue to set the standard in our industry. In 2002 alone, these products won over thirty awards worldwide and remain the most popular UPSs for business networks and PCs. New models, new features and new price points help keep them ahead of the competition. Whether it is a new PC with USB connectivity, a server running the latest customer relationship management (CRM) package, or the installation of wireless (Wi-Fi) technology at a local retail outlet, APC has a solution that will help maximize system availability regardless of location or application.

While enhancing our core product groups, we have simultaneously challenged our teams to develop and introduce high value-add availability accessories. Specifically, we are introducing products that improve productivity and system availability either in conjunction with or in addition to our traditional products.

While our product line-up is extremely compelling, the end markets remain extremely difficult. Capital spending on Information Technology is being managed very tightly. Every product we offer has to be right on the mark, solving the real problems customers have while helping to improve productivity and reduce total cost of ownership. If we continue to meet these customer criteria, we stand poised to improve our competitive position in both difficult and good economic conditions.

Five Year Financial History	2002	2001	2000	1999	1998
NET SALES	$1,300,025	$1,404,784	$1,470,344	$1,331,708	$1,120,972
COST OF GOODS SOLD	816,318	920,895	867,680	747,389	645,378
GROSS PROFIT	483,707	483,889	602,664	584,319	475,594
RESEARCH & DEVELOPMENT	60,058	54,646	46,898	34,592	40,117
TOTAL OPERATING EXPENSES	332,760	339,036	393,191	305,094	271,125
OPERATING INCOME	150,947	144,853	209,473	279,225	204,469
NET INCOME BEFORE CUMULATIVE EFFECT OF ACCOUNTING CHANGE	$116,522	—	—	—	—
NET INCOME	$82,022	$113,365	$165,651	$206,224	$147,576
DILUTED EARNINGS PER SHARE	$0.42	$0.58	$0.83	$1.05	$0.76
TOTAL ASSETS	$1,604,580	$1,420,772	$1,317,105	$1,106,938	$871,983
CASH, CASH EQUIVALENTS & INVESTMENTS	$696,601	$393,078	$308,025	$456,325	$219,908
LONG TERM DEBT	—	—	—	—	—

Note

Results are presented according to Generally Accepted Accounting Principles. Dollars are in thousands except for diluted earnings per share.

Stock Price

QUARTER	HIGH	LOW
2002		
Q1	$16.24	$12.29
Q2	$14.74	$12.07
Q3	$13.43	$9.75
Q4	$16.60	$9.06
2001		
Q1	$18.50	$10.25
Q2	$19.39	$11.06
Q3	$15.30	$10.26
Q4	$15.80	$11.21

Having the resources to accomplish this is rare in the best of times, and we are working aggressively to capitalize on our advantage globally. A network of manufacturing, logistics, research, service, sales and marketing personnel supports these efforts worldwide. With approximately half of our revenue emanating from outside the U.S., the challenges and opportunities are vast and require responsive, flexible and experienced teams in each region.

As we look ahead...

Against a difficult background, 2002 was a successful year for APC. We have strengthened our position within the markets we operate; we have committed valuable resources to the development of new and improved products and customer programs; and we have fortified APC's financial model. As we look ahead, our commitment remains solidly on our mission of creating delighted customers. The steps we have taken in 2002 position us extremely well in this endeavor.

In closing, I would like to thank our customers, our business partners, our employees and our shareholders for the continued support provided APC. Without this network of stakeholders, we would not have accomplished all we have over the years.

Rodger B. Dowdell, Jr.

Rodger B. Dowdell, Jr.
Chairman, President, and CEO

"We have strengthened our position within the markets we operate...

...we have committed valuable resources to the development of new and improved products and customer programs...

...and we have fortified APC's financial model."

Consider the dynamic world of the corporate network administrator...

Data is the lifeblood of businesses today.

Because a company's information assets must be available 24 hours a day, 7 days a week, uninterrupted power and precise environmental control are essential. APC solutions ensure end-to-end availability – from the PC or laptop where data is created, to the network that transmits it, to the data center where it resides.

Information Technology (IT) continues to evolve at an ever-quickening pace, delivering large amounts of processing power per square foot in the data center. The proliferation of IT and the trend towards system centralization drive the growing need to power, cool and manage the applications that a company depends on to do business.

The following day-in-the-life presentation puts you in the shoes of a network administrator. We invite you to get an "inside view" of issues currently confronting IT professionals, and to see how APC plays a vital role in their business and personal lives – at the office, on the road, at home, every step of the way.

Technological advances have made it easier for you, the network administrator, to house the growing amount of equipment needed to support applications critical to your company. Yet these same advances create a whole new set of problems.

You now face increasing power densities in individual rack enclosures that can lead to equipment failure and downtime. You also need to effectively cool small wiring closets that are poorly suited to optimal air circulation, and mitigate hot spots in your data center.



At your Desktop...

The corporate desktop landscape is changing. Each desktop is increasingly powerful and potentially mobile, and throughout organizations both laptops and desktop PCs are used. While our Back-UPS family continues to be the standard UPS for corporate desktop PCs, we are also keeping pace with mobile business professionals, providing new availability and power solutions designed specifically for the laptop user. Our laptop power accessories, cabling, security and power protection, all help to ensure that today's on-the-go professionals are able to access their data anywhere, anytime. Regardless of the desktop configuration, APC is providing power protection, management and availability.



APC by Kryptonite® Laptop Security

In fact, it is your responsibility to ensure that all the company's IT equipment is powered, cooled and managed to provide 24x7 availability so that the entire business is successful.

Today, you are online with a new supplier, reviewing potential products for the data center you manage. You are consolidating your firm's IT gear into centralized, regional data centers to help reduce costs, improve productivity and ensure system availability.

The supplier you speak with offers a product with tremendous processing power within a very small footprint. This could create unmanageable power densities, but for the fact that you have already installed APC's InfraStruXure in your data center.

The lower operating and up-front costs of InfraStruXure free up capital to invest in this new product. InfraStruXure's architecture also enables you to effectively power and cool your data center as it expands.


› Optimal heat distribution
› Pay-as-you-grow scalability
› Rack-optimized
› Pre-engineered, integrated solution

In the Data Center...

To ensure ongoing availability across a network, companies need reliable power. The problem is, rapidly changing IT environments make power and cooling needs a moving target. APC has responded to the dynamic nature of IT with InfraStruXure, which rewrites the rules for implementing physical infrastructure with power, cooling and management capabilities. InfraStruXure provides the reliability, affordability and predictability of standardized solutions, yet is customized to solve specific problems. And its "pay-as-you-grow" architecture allows additional capacity to be purchased and installed only when needed, thereby reducing total cost of ownership.

In the Server Room...

APC solutions are the cornerstones in power protection and availability for small- to medium-sized businesses around the world. With products such as APC Smart-UPS, NetShelter® rack enclosures, management accessories and NetworkAIR® cooling systems, companies are free to focus on running their business without worrying about power and environmental issues. These mainstay APC products remain in step with the market and are constantly evolving to meet the changing needs of end applications. As business networks are increasingly powered by equipment in smaller, rack-mountable product footprints, APC's power, rack and cooling offerings meet these needs efficiently and effectively.



APC Smart-UPS Family

Although you are confident that InfraStruXure from APC will support this new addition to your data center, you need to be sure this supplier can meet your needs. It is relatively new and smaller than the firms you usually purchase from. You are reassured to learn that they, too, have invested in APC products to keep their business running.

On your train ride home, you work on the details of a proposal to your CIO on the upcoming consolidation. To collect critical data, you call an overseas colleague whose day is just beginning. Because your laptop, mobile phone and handheld are being powered through your APC TravelPower™ Case, you remain productive the entire trip.

When your work is finally done, your thoughts turn to the evening ahead. You remember that it's your turn to make dinner and quickly dial your favorite restaurant for take-out. When you pick up your order, you notice that an APC Back-UPS protects the restaurant's point-of-sale equipment. APC seems to be everywhere.

On the Commute...

Today's business professionals need access to their data at any time, from any place. This extension of the desktop has created a growing need for mobile power solutions. APC has responded with characteristic innovation.



APC TravelPower Case

For example, our TravelPower Case is designed to both protect and power your notebook computer, mobile phone and handheld. Connecting to a single air, auto or standard AC power outlet provides all the power you need to charge and run your devices, keeping you productive during your travels.

At the Store...

People are always on the move and so is APC. Our DC-power solutions play an essential role in keeping cellular phone service available. At local restaurants and stores, Back-UPS helps ensure that transactions go through by keeping point-of-sale equipment up and running. And in the back office, APC UPSs protect retail outlets against costly system downtime, backing up the networks that run businesses all over the world.

APC Symmetra® Rack-Mount PowerArray®



After dinner and with homework done, the kids play video games on the TV, which is protected by an APC XBox® Game Manager™. You enjoy a little online gaming yourself before settling down to pay bills electronically, confident because both your PC and its broadband connection are protected by an APC Back-UPS.

As the day draws to an end, you receive a page from APC InfraStruXure Manager software, alerting you to a problem in your data center. You quickly go online and check your systems remotely. Relieved to discover the problem can wait until morning, and with the knowledge that things are running smoothly, you are able to get a good night's sleep.

24 hours a day, APC solutions are at work around the globe, protecting systems and ensuring availability – at the office, on the road, at home.

At Home...



APC SurgeArrest

With activities at home becoming more and more electronics-based, APC solutions serve to protect equipment while ensuring enjoyment and productivity. Our Back-UPS are the prevailing UPS for home PCs, offering back-up power, power protection and management software for PCs of all makes and models. Internet connections, whether via cable modem, DSL or dial-up modem, are also protected with APC's UPS and SurgeArrest® lines. Even video games have an APC defender, as APC is the exclusive licensed power protection provider for Xbox Gamers. APC's Xbox Game Manager provides additional security against power disturbances for video game consoles.

APC won more than 80 awards worldwide in 2002

Here are just a few...



"Channel Champion"
Computer Reseller News (U.S.)



"Outstanding Performance: Power Protection"
IDG ComputerWorld (Brazil)



"Readers' Choice: High Availability Solution"
Windows & .Net (U.S.)


PC HOME
SILVER
AWARD

"Dream Gadget: Silver Award"
PC Home (U.K.)


USERS
Choice

"Users' Choice"
PC Quest (India)

Time Warner Cable

Time Warner Cable is transforming the way Americans receive information and entertainment. One of those innovations is **Video On Demand (VOD)**, which is called iControl.

"If a customer decides to try Video On Demand and a glitch appears in the system, that customer will probably never come back to try it again. Power management is a key component to maintaining the uptime of a video on demand system.

The iControl application needs a true industrial-strength power system to protect a new layer of servers and keep up with unpredictable customer demand. We had established a strong relationship with APC over the years and, after a thorough evaluation, we decided to install APC's new InfraStruXure architecture."

Vince Pombo
Vice President of Engineering

Rich Flanders
Director of Engineering



University of Tasmania

All of the University's mission-critical systems are connected to APC's high power capacity Silicon® 3-phase UPS. The University has also installed an APC Symmetra 8kVA UPS at the Burnie campus to protect four servers and 12 networking switches. Additionally, the University is rolling out a **Voice over Internet Protocol (VoIP)** platform across all campuses. 15 APC Smart-UPS 1400VA Rack-Mount units will ensure the service delivery of the voice network, even when the power fails.

"Over 19,000 people are reliant on the technology that we supply and downtime would be a disaster for them and for us.

With APC's extensive range of power protection and environmental monitoring equipment, we minimize the risk of systems interruption."



Michael Harlow
Network Engineer
University of Tasmania

APC®
Legendary Reliability®

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2002

or

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ________________ to ________________

Commission File Number 1-12432

AMERICAN POWER CONVERSION CORPORATION

(Exact name of Registrant as specified in its charter)

MASSACHUSETTS	04-2722013
(State or Other Jurisdiction of Incorporation or Organization)	*(I.R.S. Employer Identification No.)*

132 FAIRGROUNDS ROAD, WEST KINGSTON, RHODE ISLAND 02892
401-789-5735
(Address and telephone number of Principal Executive Offices)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, $0.01 par value	Pacific Exchange, Inc.
	Nasdaq National Market

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

YES [X] NO [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

Indicate by check mark whether the Registrant is an accelerated filer (as defined in Rule 12b-2 of the Act).

YES [X] NO [ ]

The aggregate market value of the outstanding common stock, other than shares held by persons who may be deemed affiliates of the Registrant, as of the last business day of the Registrant's most recently completed second fiscal quarter was approximately $2,107,700,000. The number of shares outstanding of the Registrant's common stock, $0.01 par value, on March 10, 2003 was 196,460,000.

Documents Incorporated by Reference
Portions of the Registrant's definitive Proxy Statement in connection with the 2003 Annual Meeting of Shareholders are incorporated by reference in Part III hereof.

Part I

Item 1. Description of Business

American Power Conversion Corporation

American Power Conversion Corporation, APC, designs, develops, manufactures, and markets power protection and management solutions for computer, communications, and electronic applications worldwide. Our products include:

- uninterruptible power supply products, commonly known as UPSs;
- DC-power systems;
- electrical surge protection devices, also known as surge suppressors;
- power conditioning products;
- precision cooling equipment;
- power management software and accessories;
- racks and enclosures;
- services; and
- various desktop and notebook personal computer (PC) accessories.

These products are primarily used with sensitive electronic devices which rely on electric utility power including, but not limited to, home electronics, PCs, high-performance computer workstations, servers, networking equipment, communications equipment, Internetworking equipment, data centers, mainframe computers, and facilities.

Our UPS products regulate the flow of utility power to ensure safe and clean power to the protected equipment and provide seamless back-up power in the event of the loss of utility power. The back-up power lasts for a period of time sufficient to enable the user to continue computer operations, conduct an orderly shutdown of the protected equipment, preserve data, work through short power outages or, in some cases, continue operating for several hours or longer.

Our DC-power systems are highly configurable designs that continuously monitor and isolate end-user equipment from utility voltage fluctuations, frequency variations, and electrical noise. In the event of a power failure, the DC products seamlessly provide back-up power for critical communications networks, allowing users emergency access to these networks for a period of many hours.

Our surge protection devices and power conditioning products provide protection from electrical power surges and noise in the flow of utility power. APC's precision cooling equipment regulates temperature and humidity. Our software and power management accessories enhance monitoring, management, and performance of our products, our racks and enclosures provide a high availability environment for integrating and housing information technology equipment, our service offerings assist the end-user with installation, configuration, and maintenance of our products, and our desktop and notebook PC accessories provide a range of power and availability options.

Segments

APC operates primarily within one industry consisting of three reportable operating segments by which we manage our business and from which various offerings are commonly combined to develop a total solution for the customer. These efforts primarily incorporate the design, manufacture, and marketing of power protection equipment and related software and accessories for computer, communications, and related equipment. Our three segments are: Small Systems, Large Systems, and Other. Each of these segments address global markets.

The Small Systems segment develops power devices and accessories for servers and networking equipment commonly used in local area and wide area networks and for personal computers and sensitive electronics. Major product offerings include the Smart-UPS®, Matrix-UPS®, Symmetra® Power Array®, and Back-UPS® family of UPSs. Also included are the SurgeArrest® surge suppressors as well as cabling and connectivity products. Additional accessories and software products are offered to enhance the management of these networks. Products include PowerChute® software, MasterSwitch™ power distribution units, and NetShelter® server enclosures. Products are sold to home and commercial users primarily through an indirect selling model consisting of computer distributors and dealers, value added resellers, mass merchandisers, catalog merchandisers, E-commerce vendors, and strategic partnerships.

The Large Systems segment produces products that provide power and availability for data centers, facilities, and communications equipment for both commercial and industrial applications. Product offerings include Silcon® UPSs, NetworkAIR® precision cooling equipment, DC-power systems, and major components of InfraStruXure™ systems. Products are sold to commercial users primarily through an indirect selling model consisting of value added resellers and strategic partnerships.

In the fourth quarter of 2001, APC acquired select inventory and related technology associated with outside plant, networking power product lines from ARRIS Group, Inc. for $10.3 million paid in cash. The product lines were acquired from

ARRIS' EnergyLink™ family of power supplies, enclosures and equipment for network broadband power, including the TSP™ (Total System Power) line. The product lines are designed for outdoor use, commonly installed on utility poles or adjacent to fiber nodes, and provide back-up power for broadband cable applications. The combination of the Arris product line and APC's PowerShield® products provide a comprehensive broadband power product line. Beginning in 2002, both offerings are included in the Large Systems segment. Prior to 2002, APC's PowerShield products were classified in the Small Systems segment. In 2002, the PowerShield products were reclassified to the Large Systems segment along with the other broadband solutions from the ARRIS acquisition which share similar product applications and economic characteristics more closely matching the Large Systems segment.

The Other segment principally consists of desktop and notebook computer accessories, replacement batteries and Web-based services.

Information on reportable operating segment net sales, profit from operations, and depreciation for each of the last three years is located in Note 15 of Notes to Consolidated Financial Statements in Item 8 of this Report.

APC was incorporated under the laws of the Commonwealth of Massachusetts on March 11, 1981. Executive offices are located at 132 Fairgrounds Road, West Kingston, RI 02892, our telephone number is (401) 789-5735 and our Internet Web site is *www.apc.com.*

APC is required to file annual, quarterly and current reports, proxy statements and other information with the U.S. Securities and Exchange Commission (SEC). Investors may read and copy any document that APC files, including this Annual Report on Form 10-K, at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Investors may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet Web site at *http://www.sec.gov* that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, from which investors can electronically access APC's SEC filings.

APC makes available free of charge on or through its Internet Web site (*www.apc.com*), its Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, as soon as reasonably practicable after it electronically files such material with, or furnishes the material to, the SEC. The information on APC's Internet Web site is not, and shall not be deemed to be, a part of this Report or incorporated into any other filings APC makes with the SEC.

Market Overview

The growth of the power protection industry has been fueled by the demand to have information systems accessible as much as 24 hours a day as well as the proliferation of microprocessor-based equipment and related systems in the corporate marketplace and in the small office/home office environment. Despite recent softness in IT markets and lower general IT spending and growth in core technology applications, PCs and servers have become an integral part of the overall business strategy of many organizations as well as in many technical, scientific, and manufacturing settings. Businesses continue to store, manipulate, and transfer data via local area and wide area networks as well as via corporate intranets and the Internet. Additionally, while the installation of large data centers and investment in networking and communications equipment have also experienced a spending decline, the past several years have been marked with a general rise in these installations to support Internet-based market and corporate IT needs.

We believe that the increased awareness of the costs and lost productivity associated with poor power quality has increased demand for power protection products. Complete failures, surges, or sags in the electrical power supplied by a utility can cause computers and electronic systems to malfunction, resulting in costly downtime, damaged or lost data files, and damaged hardware. A UPS protects against these power disturbances by providing continuous power automatically and virtually instantaneously after the electric power supply is interrupted. UPSs also provide line filtering and protection against surges or sags while the electric utility is available. The products also enhance productivity through the continued availability of networks, sensitive electronics, and even facilities during power outages. In international regions, power quality often results in varied levels of distortions and, as a result, these areas provide us with additional opportunities for our products.

In the first quarter of 2002, APC introduced PowerStruXure™, a patent-pending, systematic approach to building data center physical infrastructure. This entirely new approach to data center support simplifies the design, building and management of data center infrastructure with an innovative, fully engineered and tested system. The three initial core solutions that comprise PowerStruXure are a modular, scalable, N+1 redundant UPS; zoned, intelligent power distribution; and a next generation rack enclosure. In early 2003, we expanded on the PowerStruXure architecture with the introduction of InfraStruXure. InfraStruXure combines cooling into the rack-optimized architecture APC pioneered with PowerStruXure.

In addition to PowerStruXure, in 2002 we introduced new products across many of our major product offerings. New features and technologies were added to our UPSs for both corporate and home users; power management software was rolled-out for new operating systems and management platforms; and we added new products for notebook and desktop PCs. Despite this ongoing innovation, our business continued to be impacted by the difficult macro-economic environment and a slowdown in our core end markets, including PCs, servers, data centers, and networking and communications infrastructure.

Products

APC's strategy is to design and manufacture products that incorporate high-performance and quality at competitive prices. Our products are designed to fit seamlessly into the computer, networking, and communications environments of businesses, homes, small offices/home offices and outdoor installations. These products are engineered and extensively tested for compatibility with leading information and communications technology hardware and software.

UPS

We currently manufacture a broad range of standard domestic and international UPS products. Our UPSs are designed for multiple applications with the principal differences among the products being the amount of power which can be supplied during an outage, the length of time for which battery power can be supplied, the level of intelligent network interfacing capability, and the number of brownout and over-voltage correction features. UPSs range from 200 volt-amps, suitable for a PC, to 1.6 megawatt, or MW, suitable for data centers, mainframe computers, industrial applications or facilities. List prices to end-users range from approximately $40 to approximately $250,000.

Surge Suppressors

We also offer a line of surge protection products to protect against power and dataline spikes and surges. The principal differences among the surge suppressor models are the level of protection available, feature sets of the products, and the applications for which they are designed. List prices to end-users range from approximately $10 to approximately $3,500.

DC-power

Our DC-power systems include rectifiers; highly configurable DC power plant design, installation consulting, and service; and power distribution equipment for a variety of communications networks, including cable, wireless, fiber optic, and public switched telephone network applications. The products can serve as both the primary power supply and back-up power for communications equipment. List prices to end-users range from approximately $500 to over $100,000.

Power Management Software

APC also offers a family of power management software solutions. The primary software offering is available under the PowerChute name and provides unattended system shutdown, UPS power management, and diagnostic features. PowerChute is available free of charge for many major operating systems with the purchase of select UPS units. List prices to end-users for other PowerChute products start at approximately $70. APC also offers software packages for advanced monitoring, configuring, and managing of power resources. Select versions are available free of charge, while list prices to end-users for these software packages range from approximately $169 to approximately $10,000.

Power Management Accessories

We also offer a range of power management hardware accessories. These solutions include add-on hardware to manage and monitor attached UPS and networking equipment; cables and connectivity equipment; a free-standing rack enclosure product, NetShelter; and a variety of rack accessories to better utilize precious space in a computer room. List prices to end-users for accessory products range from approximately $70 to approximately $2,200.

Precision Cooling

Additionally, APC offers a line of precision cooling products that regulate temperature and humidity. Products include portable, floor and ceiling-mounted precision cooling systems as well as management systems used in a variety of applications including server rooms, data centers, and communication stations. List prices range from approximately $700 to approximately $45,000.

Service Programs

Warranties

APC provides service programs and warranties to our customers for a wide range of our products. Typical programs include both in-warranty and out-of-warranty repair or replacement as well as on-site services, installation consulting services, remote monitoring services, PowerAudit® services, power availability consulting, and network integration services. Depending on the product, we principally offer standard warranties ranging from one to five years, for which extended warranty periods can generally be purchased, as well as programs to upgrade older and competitive units to new or refurbished condition.

Equipment Protection Policy

APC offers an Equipment Protection Policy in the U.S., Canada, Europe, and Australia. Depending on the model and country, the policy provides up to $150,000, 50,000 pounds sterling, or 100,000 euros for repair or replacement of customers' hardware should a surge or lightning strike pass through an APC unit. Certain restrictions may apply. Customers can also register the ProtectNet® line of dataline surge suppressors for a "Double-Up" Supplemental Equipment Protection Policy, under which the total recoverable limit under the Equipment Protection Policy may be doubled (U.S. and Canada only).

Except in relation to the product recall discussed below, APC has generally experienced satisfactory field operating results, and warranty and Equipment Protection Policy costs incurred to date have not had a significant impact on our consolidated results of operations.

In early 2003, we announced a product recall of Back-UPS CS 350 and 500 models, due to potential safety issues. APC has received eight reports worldwide of units overheating, resulting in the melting of the unit's outer casing, six of which occurred in the United States. Three of the reported incidents resulted in minor property damage; no injuries have been reported. The total number of affected devices being recalled worldwide is approximately 2.1 million with approximately 900,000 devices recalled in the United States. The recall is limited to two specific models in APC's Back-UPS CS product line, the Back-UPS CS 350 and the Back-UPS CS 500, in both 120-volt and 230-volt models. The affected units were manufactured between November 2000 and December 2002 and were sold primarily through computer and electrical distribution, catalog and retail outlets worldwide.

Distribution Channels

APC markets its products to businesses, small offices/home offices, and home users around the world through a variety of distribution channels. These channels include:

- information technology (IT) distributors and dealers;
- value added resellers;
- mass merchandisers;
- catalog merchandisers;
- E-commerce vendors;
- direct to customer including consumer, government, and business enterprise; and
- strategic partnerships.

We also sell directly to some large value added resellers, which typically integrate our products into specialized computer systems and then market turnkey systems to selected vertical markets. Additionally, certain select products are sold directly to manufacturers for incorporation into products manufactured or packaged by them.

Two computer distributor customers, Tech Data Product Management and Ingram Micro, accounted for approximately 14.4% and 13.2%, respectively, of net sales in 2002, 13.3% and 15.5%, respectively, of net sales in 2001, and 11.4% and 14.9%, respectively, of net sales in 2000. The majority of our sales to Tech Data Product Management and Ingram Micro are included in the Small Systems segment.

Sales and Marketing

APC's sales and marketing organizations are primarily responsible for four activities: sales, marketing, customer service, and technical support. Our sales force is responsible for relationships with our distribution channels and end-users as well as developing new distribution channels, particularly in geographic and product application areas into which we are expanding. We have charged our sales force with providing customers comprehensive products and services to meet their power availability and management needs.

Our marketing activities include market research, product planning, trade shows, sales and pricing strategies, and product sales literature. We utilize direct marketing efforts domestically and internationally, including direct mailings and print, online/Internet, radio, and television advertising, as well as exhibiting at computer trade shows. Customer service is responsible for technical marketing inquiries and customer support. APC has developed a number of programs and techniques to support the distribution channels. These include, but are not limited to, toll-free phone assistance, online product and technical information, formal product demonstrations, and reseller trainings.

Supply Chain Management – Manufacturing, Quality, Raw Materials, and Distribution

Manufacturing

APC's manufacturing operations are located in the United States, Brazil, China, India, Ireland, the Philippines, and Switzerland. In 2002, we continued to streamline capacity and facilities. This included the consolidation of our Philippines-based manufacturing operations to facilities within the province of Cavite. As of December 31, 2002, employee terminations related to the closure of facilities were substantially completed. For more information about our manufacturing downsizing actions, refer to Note 3 of Notes to Consolidated Financial Statements in Item 8 of this Report.

We believe that our long-term success depends on, among other things, the ability to control our costs. We utilize lean "cell" based manufacturing processes, automated manufacturing techniques, and extensive quality control in order to minimize costs and maximize product reliability. In addition, the design of products and the commonality of parts allow for efficient circuit board component mounting or insertion, wave soldering, and in-process testing. Quality control procedures are performed at the component, sub-assembly, and finished product levels. We are committed to an ongoing effort to enhance the overall productivity of our manufacturing facilities.

Quality

APC has been ISO 14001 and ISO 9001 certified by the International Organization for Standardization. Our systems have been audited to the stringent ISO 14001 and ISO 9001 levels at our manufacturing facilities in the United States, China, India, Ireland, and the Philippines as well as at our Design Center in Denmark. The International Organization for Standardization has also certified our Research and Development Center in Massachusetts to the ISO 9001 level.

Raw Materials

We generally purchase devices and components from more than one source where alternative sources are available; however, we do use sole source suppliers for certain components and certain finished products. We believe that alternative components for these sole source items could be incorporated into our products, if necessary. While we have been able to obtain adequate supplies of components from sole source suppliers, the future unavailability of components from these suppliers could disrupt production and delivery of products until an alternative source is identified.

Distribution

APC continues to invest in a worldwide distribution network that delivers our products and services to our customers. We own or lease distribution centers and engage third party logistics service providers in numerous countries across the globe. All distribution centers are connected to our customer service operations via APC's Enterprise Resource Planning system, which enables orders received from any point in the network to be fulfilled from any distribution center throughout the world. APC employs several enhanced fulfillment capabilities in support of our overall E-commerce initiatives, including the use of Electronic Data Interchange transactions between APC and our distributors for receipt of orders, acknowledgement of orders, and confirmation of shipments. Additionally, we utilize a suite of Web tools that allows consumers and resellers to view product information, gain access to pricing information, and place their orders via the Web.

Product Development

APC's research and development, or R&D, staff includes engineers and support persons who develop new products and provide engineering support for existing products. Our R&D efforts are also aimed at reducing cost and total cycle time and improving product and component quality. Most of these employees are located in the United States with additional resources located in Denmark, Ireland, and Taiwan. Employees devoted to the improvement and development of software products are located in the United States, Ireland, and at APC's subsidiary, Systems Enhancement Corporation. We believe that the technical expertise of our R&D staff is very important to our growth as technological change is rapid in our markets.

In 2002, we introduced PowerStruXure, a patent-pending, systematic approach to building data center physical infrastructure. This entirely new approach to data center support simplifies the design, building and management of data center infrastructure with an innovative, fully engineered and tested system. Our Back-UPS and Smart-UPS lines were also enhanced with new models that highlight longer run time, smaller footprints and lower price points. New hardware and software management tools were also announced and we added new products for notebook and desktop PCs. In early 2003, we expanded on the PowerStruXure architecture with the introduction of InfraStruXure. InfraStruXure combines cooling into the rack-optimized architecture APC pioneered with PowerStruXure.

New introductions in 2001 also enhanced our UPS line-up with new models in our Back-UPS, Smart-UPS and Symmetra families. We revamped our PowerChute software family introducing three new versions tailored for home, business and enterprise customers. New management and accessory products were also introduced, including new NetShelter server enclosures plus monitoring and management tools. Via acquisition, we added new battery management technology for our three-phase UPS systems as well as outside plant, networking power solutions to our broadband power line-up.

Through acquisitions in 2000, APC added DC-power solutions for communications applications, cabling and connectivity products for desktop and networking environments, and precision cooling equipment for data center and communications gear. For more information about these acquisitions, refer to the Acquisitions section included in Management's Discussion and Analysis of Financial Condition and Results of Operations in Item 7 of this Report. New UPS solutions introduced during the year from existing product lines included new Back-UPS Office® models, new Smart-UPS models, new Symmetra Rack-mount Power Arrays, and new high end Silcon models in North America. We introduced solutions for notebook PC users, including TravelPower™ laptop power adapters and notebook replacement battery cartridges. Additional power management, monitoring and services were also introduced during the year.

R&D expenditures were $60.1 million or 4.6% of net sales in 2002, $54.6 million or 3.9% of net sales in 2001, and $46.9 million or 3.2% of net sales in 2000.

Intellectual Property

We protect certain proprietary rights in our products as well as certain proprietary technology developments by seeking patent protection. We believe that the loss of any such rights concerning these developments would not have a material adverse effect on our business. We also license from others certain worldwide patent rights relating to UPS technology. With respect to protection of those areas of our technology for which patent protection has not been sought, we rely on the complexity of our technology, trade secrecy law, and employee confidentiality agreements.

APC has numerous trademarks registered in the United States and in many foreign countries. We also have trademark applications pending domestically and internationally. The trademark "APC" is of principal importance to us. In addition, a number of other trademarks owned by us have significant importance.

Competition

We believe that we are one of less than ten global companies providing a full range of UPS products and services worldwide. Many of our competitors offer competitive products in both the Small and Large systems space, while some focus on only one segment. Our principal competitors in the Small Systems space include:

- Liebert Corporation, a unit of Emerson Electric Co.;
- Powerware Corporation, a member of the Invensys Energy Management Division of Invensys plc;
- MGE UPS Systems, a privately-held French company;
- Trippe Manufacturing Company, a privately-held U.S. company;
- Phoenixtec Power Company Ltd., a publicly-held Taiwanese company; and
- Belkin Components, a privately-held U.S. company.

Principal competitors in the Large Systems segment include:

- Liebert Corporation;
- Powerware Corporation;
- MGE UPS Systems; and
- Chloride Power, a subsidiary of Chloride Group PLC.

We also compete with a number of other U.S. and non-U.S. based companies that offer power protection, DC-power, and other products similar to ours in both segments. Some competitors have greater financial and other resources than APC. We compete in the sale of our products on the basis of several factors, including product performance and quality, marketing, access to distribution channels, customer service, product design, and price.

International Operations

APC has established an extensive international presence consisting of manufacturing, service, engineering, sales, marketing and administrative operations. With a full line of internationally positioned products available, we continue to introduce products and staff personnel to serve geographical markets of interest. Our manufacturing operations outside of the United States are located in Brazil, China, India, Ireland, the Philippines, and Switzerland. A significant portion of products in our Small Systems and Large Systems reportable operating segments are built internationally, particularly in the Philippines. We believe that the production of these products could be redeployed to other regions if necessitated.

Our primary sales offices outside of the United States are located in Europe and the Far East. These offices, together with offices in other locations worldwide, provide sales and technical support to our customers across the globe. APC also owns or leases distribution centers in numerous countries worldwide, and engages third party logistics service providers in Europe, the Far East, Canada, South Africa, and Uruguay for distribution into our international markets.

Financial Information About Foreign and Domestic Operations

The information required under this section is included in Note 15 of Notes to Consolidated Financial Statements in Item 8 of this Report and is incorporated herein by reference.

Employees

As of December 31, 2002, APC had approximately 5,424 full-time employees worldwide. APC also engages other personnel on a part-time basis.

APC's Executive Officers

APC's executive officers are elected annually and hold office until the next Annual Meeting of the Board of Directors and until their successors are duly elected and qualified. As of March 10, 2003, APC's executive officers were:

Name	Age	Positions
Rodger B. Dowdell, Jr.	53	Chairman of the Board of Directors, President, and Chief Executive Officer
Neil E. Rasmussen	48	Senior Vice President, Chief Technical Officer and Director
Edward W. Machala	48	Senior Vice President, Operations, and Chief Operations Officer
Donald M. Muir	46	Senior Vice President, Finance & Administration, Treasurer and Chief Financial Officer
Emanuel E. Landsman	66	Vice President and Director
Aaron L. Davis	36	Vice President, Marketing and Communications
Peter A. Rumsey	34	Vice President, Global Sales

Rodger B. Dowdell, Jr. has been President and a Director of APC since August 1985 and Chairman of APC's Board of Directors since June 1988. From January to August 1985, Mr. Dowdell worked for APC as a consultant, developing a marketing and production strategy for UPS products. From 1978 to December of 1984 he was President of Independent Energy, Inc., a manufacturer of electronic temperature controls.

Neil E. Rasmussen became Senior Vice President in June 2001 and previously was Vice President since our inception. In 1997, he was appointed Chief Technical Officer of APC and has been a Director of APC since our inception. From 1979 to 1981, Mr. Rasmussen worked in the Energy Systems Engineering Group at Massachusetts Institute of Technology's Lincoln Laboratory.

Edward W. Machala was named Senior Vice President, Operations, and Chief Operations Officer in June 2001. Mr. Machala joined APC in January 1989 as Vice President, Operations. From January 1985 to January 1989, Mr. Machala was Director of Manufacturing and Engineering Technology for GTECH, a manufacturer of electronic lottery and gaming terminals, where he was responsible for manufacturing and engineering functions.

Donald M. Muir became Senior Vice President, Finance & Administration and Treasurer in June 2001. Mr. Muir joined APC in July 1995 as Chief Financial Officer and served as Vice President, Finance and Administration, from May 1998 to June 2001. From July 1993 to July 1995, Mr. Muir was the Treasurer of Stratus Computer, Inc. where he was responsible for managing investor relations, treasury services, corporate taxation, and risk management. Prior to his appointment as Treasurer at Stratus Computer, Inc., Mr. Muir held the position of Director of Finance and Administration from January 1991 to July 1993 and Controller, Worldwide Sales and Service from December 1988 to January 1991.

Emanuel E. Landsman has been Vice President and a Director of APC since our inception and served as Clerk from our inception until June 2001. From 1966 to 1981, Dr. Landsman worked at Massachusetts Institute of Technology's Lincoln Laboratory, where he was in the Space Communications Group from 1966 to 1977 and the Energy Systems Engineering Group from 1977 to 1981.

Aaron L. Davis was named Vice President, Marketing and Communications in June 2001. Mr. Davis served as Vice President, Small Systems Group from May 1999 to June 2001, Vice President, Marketing and Communications from June 1997 to May 1999, and Vice President of Marketing Communications from January 1995 to June 1997. Mr. Davis joined APC as Director of Marketing Communications in May 1989. Mr. Dowdell is the uncle of Mr. Davis.

Peter A. Rumsey was named Vice President, Global Sales at APC in June 2001. Mr. Rumsey served as APC's Vice President, Enterprise Solutions Group from May 1999 to June 2001. Mr. Rumsey joined APC in 1990 as an OEM Account Manager and has served in a variety of sales management roles including Technical Sales Manager, Director of Strategic Partners, Country Manager for Japan, Managing Director of Asia Pacific, and General Manager of Asia Pacific. From 1991 to 1993, Mr. Rumsey served in the U.S. Air Force.

Item 2. Properties

APC's principal properties are located in the United States, Brazil, China, Denmark, England, India, Ireland, the Philippines, and Switzerland. In addition, we own or lease sales offices and other space at various locations throughout the United States and outside the United States. APC also owns or leases such machinery and equipment as are necessary in our operations. In general, our properties are in good condition, are considered to be adequate for the uses to which they are being put, and are substantially in regular use.

Location of Principal Properties	Sales, Marketing & Administration	Manufacturing	R&D	Warehouse	Total	Segment
In square feet						
Owned						
United States						
Rhode Island	167,850	98,930	—	4,980	271,760	Shared
Massachusetts	—	—	23,000	—	23,000	Shared
Europe						
Ireland	67,190	210,100	5,280	108,140	390,710	Shared
Denmark	24,000	28,000	58,650	—	110,650	Large Systems
Far East						
Philippines	21,520	178,760	—	48,700	248,980	Shared
Leased						
United States						
Rhode Island	41,210	182,830	9,540	304,940	538,520	Shared
Massachusetts	—	—	77,300	—	77,300	Shared
Missouri	24,460	4,000	22,000	—	50,460	Shared
Maryland	14,400	—	—	21,600	36,000	Small Systems
Texas	3,640	1,530	21,130	2,640	28,940	Large Systems
Europe						
England	17,690	55,630	7,290	9,130	89,740	Large Systems
Switzerland	14,510	20,690	540	8,610	44,350	Large Systems
Ireland	—	—	—	31,850	31,850	Shared
Far East						
India	26,755	75,895	5,010	6,210	113,870	Small Systems
China	25,065	38,945	—	29,990	94,000	Shared
South America						
Brazil	34,750	82,930	—	46,620	164,300	Small Systems

Item 3. Legal Proceedings

APC is involved in various claims and legal actions arising in the ordinary course of business. We do not believe that the ultimate disposition of these matters will have a material adverse effect on APC's consolidated financial position or results of operations or liquidity.

In addition, on January 10, 2003, Powerware Corporation filed in the United States District Court for the Eastern District of North Carolina a lawsuit alleging infringement of three United States patents. We have not yet been served with the complaint. Powerware Corporation is seeking unspecified damages and injunctive relief.

Item 4. Submission of Matters to a Vote of Security-Holders

We did not submit any matters to a vote of our security-holders during the three months ended December 31, 2002.

Part II

Item 5. Market for Registrant's Common Stock and Related Stockholder Matters

APC's Common Stock is traded over-the-counter on The Nasdaq Stock Market under the symbol APCC and on the Pacific Exchange, Inc. under the symbol ACC. The following table sets forth the range of high and low bid quotations on The Nasdaq Stock Market per share of Common Stock for the years 2002 and 2001. These quotations reflect inter-dealer prices, without retail mark up, mark down, or commission and may not necessarily represent actual transactions.

	2002		2001	
	High	Low	High	Low
First Quarter	$16.24	$12.29	$18.50	$10.25
Second Quarter	$14.74	$12.07	$19.39	$11.06
Third Quarter	$13.43	$9.75	$15.30	$10.26
Fourth Quarter	$16.60	$9.06	$15.80	$11.21

On March 10, 2003, the closing sale price for APC's common stock was $14.37 per share. As of March 10, 2003, there were approximately 1,990 holders of record of APC's common stock. No cash dividends have been paid and it is possible that none will be declared in the foreseeable future. We currently intend to retain any earnings to finance the growth and development of our business. Any future dividends will be at the discretion of the Board of Directors and will depend upon, among other things, the financial condition, capital requirements, earnings, and liquidity of APC.

The information required under this section related to APC's stock-based compensation plans is included in Note 13 of Notes to Consolidated Financial Statements in Item 8 of this Report and is incorporated herein by reference.

Item 6. Selected Financial Data

All amounts are in dollars except for outstanding shares. Dollars are in thousands except for basic and diluted earnings per share. Shares are in thousands. APC did not declare any cash dividends for the five year period presented. Earnings per share and share data reflect a two for one stock split effected in 1999.

APC adopted Statement of Financial Accounting Standards No. 142, *Goodwill and Other Intangible Assets*, on January 1, 2002. In connection with its adoption of Statement 142, APC recorded a non-cash charge equal to the goodwill balance associated with its Large Systems segment of approximately $50 million (approximately $35 million on an after-tax basis). This charge was recognized as the cumulative effect of a change in accounting principle net of income taxes, included in APC's results as of January 1, 2002, and had no effect on APC's liquidity.

In consideration of guidance issued by the Financial Accounting Standards Board's Emerging Issues Task Force in Issue No. 00-25, *Vendor Income Statement Characterization of Consideration Paid to a Reseller of the Vendor's Products,* Issue No. 00-14, *Accounting for Certain Sales Incentives*, and Issue No. 01-09, *Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor's Products),* certain customer promotional payments, rebates and other discounts formerly classified as operating expenses have been retroactively re-classified as a reduction of revenue. These changes reduced net sales and also reduced marketing, selling, general and administrative expenses by $23.1 million, $28.5 million, $13.2 million, $13.2 million, and $10.0 million in 2002, 2001, 2000, 1999 and 1998, respectively. This accounting change had no impact on reported profit from operations, net income or earnings per share for any of the periods presented.

The results of operations of companies acquired in 2000 and 1998 are included from their respective dates of acquisition. For more information about these acquisitions, refer to the *Acquisitions* section included in Management's Discussion and Analysis of Financial Condition and Results of Operations in Item 7 of this Report.

Item 6. Selected Financial Data (cont.)

	2002	2001	2000	1999	1998
Net sales	$1,300,025	$1,404,784	$1,470,344	$1,331,708	$1,120,972
Cost of goods sold	816,318	920,895	867,680	747,389	645,378
Gross profit	483,707	483,889	602,664	584,319	475,594
Operating expenses	332,760	339,036	393,191	305,094	271,125
Operating income	150,947	144,853	209,473	279,225	204,469
Other income, net	10,889	13,700	23,838	13,292	11,687
Earnings before income taxes, cumulative effect of accounting change, and minority interest	161,836	158,553	233,311	292,517	216,156
Income taxes	45,314	45,188	67,660	86,293	68,231
Earnings before cumulative effect of accounting change and minority interest	116,522	113,365	165,651	206,224	147,925
Cumulative effect of accounting change, net of income taxes of $15,459	34,500	—	—	—	—
Minority interest, net	—	—	—	—	349
Net income	$82,022	$113,365	$165,651	$206,224	$147,576
Basic earnings per share:					
Basic earnings per share before cumulative effect of accounting change	$0.59	$0.58	$0.85	$1.07	$0.77
Cumulative effect of accounting change, net of tax	0.17	—	—	—	—
Basic earnings per share	$0.42	$0.58	$0.85	$1.07	$0.77
Basic weighted average shares outstanding	195,927	195,171	194,235	192,201	191,006
Diluted earnings per share:					
Diluted earnings per share before cumulative effect of accounting change	$0.59	$0.58	$0.83	$1.05	$0.76
Cumulative effect of accounting change, net of tax	0.17	—	—	—	—
Diluted earnings per share	$0.42	$0.58	$0.83	$1.05	$0.76
Diluted weighted average shares outstanding	196,993	196,793	200,156	196,088	193,576
Cash, cash equivalents, and short and long term investments	$696,601	$393,078	$308,025	$456,325	$219,908
Working capital	$999,102	$884,421	$744,813	$706,038	$493,779
Total assets	$1,604,580	$1,420,772	$1,317,105	$1,106,938	$871,983
Short term debt	—	—	—	—	$12,540
Long term debt	—	—	—	—	—

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

RESULTS OF OPERATIONS

Implementation of Recent Accounting Pronouncements

Classification of Certain Customer Promotional Payments, Rebates, and Other Discounts

In consideration of guidance issued by the Financial Accounting Standards Board's Emerging Issues Task Force in Issue No. 00-25, *Vendor Income Statement Characterization of Consideration Paid to a Reseller of the Vendor's Products,* Issue No. 00-14, *Accounting for Certain Sales Incentives,* and Issue No. 01-09, *Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor's Products),* certain customer promotional payments, rebates and other discounts formerly classified as operating expenses have been retroactively re-classified as a reduction of revenue. These changes reduced net sales and also reduced marketing, selling, general and administrative expenses by $23.1 million, $28.5 million, and $13.2 million in 2002, 2001 and 2000, respectively. This accounting change had no impact on reported profit from operations, net income or earnings per share for any of the periods presented.

Goodwill and Other Intangibles

On January 1, 2002, we adopted Statement of Financial Accounting Standards No. 142, *Goodwill and Other Intangible Assets.* With the adoption of Statement 142, we implemented the necessary reclassifications in order to conform to the new criteria in Statement of Financial Accounting Standards No. 141, *Business Combinations,* for recognition of intangible assets apart from goodwill.

Statement 142 requires that companies no longer amortize goodwill and other intangible assets with indefinite lives, but instead test goodwill impairment at least annually or more frequently if impairment indicators arise. Statement 142 also requires completion of a two-step transitional goodwill impairment test. In connection with completion of the first step of our transitional analysis, we identified two reporting units with goodwill, Large Systems and Small Systems; these reporting units are also reportable segments. We then determined the carrying value of each reporting unit by assigning the assets and liabilities, including existing goodwill and other intangible assets, to these reporting units as of the date of adoption. Completion of the first step of our analysis indicated impairment in the carrying amount of our goodwill. Our goodwill was primarily associated with our Large Systems segment which consists primarily of uninterruptible power supply (UPS), DC-power systems, and precision cooling products for data centers, facilities, and communication applications. Conditions contributing to the goodwill impairment included the ongoing softness in IT and communications market segments coupled with lower corporate investment for these types of applications.

In connection with completion of the second step of our transitional analysis, we compared the carrying amount of reporting unit goodwill with the implied fair value of reporting unit goodwill, both of which were measured as of the date of adoption. The implied fair value of goodwill was determined by allocating the fair value of the reporting unit to all of the assets (recognized and unrecognized) and liabilities of the reporting unit in a manner similar to a purchase price allocation, in accordance with the provisions of Statement 141. The residual fair value after this allocation is the implied fair value of the reporting unit goodwill. Based on this second step, we recorded a non-cash charge equal to the goodwill balance associated with our Large Systems segment of approximately $50 million (approximately $35 million on an after-tax basis). This charge was recognized as the cumulative effect of a change in accounting principle net of income taxes, included in APC's results as of January 1, 2002, and had no effect on our liquidity. Our remaining goodwill is associated with our Small Systems segment. We evaluate each of our reporting units with goodwill during the fourth quarter of each fiscal year or more frequently if impairment indicators arise.

Statement 142 also provides for other intangible assets with definite useful lives to be amortized over their respective estimated useful lives to their estimated residual values and to be reviewed for impairment in accordance with the provisions of Statement of Financial Accounting Standards No. 144, *Impairment on Disposal of Long-Lived Assets.* Our other intangible assets consist principally of technology and licensed patent rights relating to uninterruptible power supply technology. With the adoption of Statement 142, we reduced the estimated useful lives of our other intangible assets with definite useful lives from a weighted average life of approximately 15 years to a weighted average life of approximately 6 years. There are no expected residual values related to these intangible assets.

Long-lived Assets

On January 1, 2002, we adopted Statement 144, *Accounting for the Impairment or Disposal of Long-Lived Assets.* Statement 144 retains the requirements of Statement 121 to recognize an impairment loss only if the carrying amount of a long-lived asset is not recoverable from its undiscounted cash flows, and to measure an impairment loss as the difference between the carrying amount and fair value of the asset. An impairment loss is recognized only if the carrying amount of a long-lived asset is not recoverable and exceeds its fair value. The carrying amount of a long-lived asset is deemed not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. That assessment is based on the carrying amount of the asset at the date it is tested for recoverability. We evaluate our long-lived assets if impairment indicators arise.

Statement 144 also sets forth criteria to determine when a long-lived asset is to be deemed held for sale. Such criteria specify that the asset must be available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such assets. In addition, the sale of the asset must be probable, and its transfer expected to qualify for recognition as a completed sale, generally within one year.

In 2002, we announced our decision to consolidate our Philippines-based manufacturing operations resulting in the closing of APC's manufacturing facility in the province of Laguna. In connection with this action as well as the closure of manufacturing facilities in the U.S. and U.K., we recorded $7.1 million of asset impairment charges related to buildings and equipment of which $6.6 million and $0.5 million were classified in cost of goods sold and operating expenses, respectively. These impairment charges have not been allocated to our operating segments, but rather have been classified as indirect operating expenses for segment reporting consistent with our classification for our internal financial reporting. At December 31, 2002, a building and equipment held-for-sale with an aggregate value of $3.0 million are stated at the lower of their fair values less estimated selling costs or carrying amounts, and depreciation is no longer recognized. We expect to complete our sale of these assets, located in the Philippines, in 2003.

COMPARISON OF THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

The following table sets forth key data, expressed as a percentage of net sales, for the years ended December 31, 2002, 2001 and 2000.

	2002	2001	2000
Net sales	100.0%	100.0%	100.0%
Cost of goods sold	62.8	65.6	59.0
Gross profit	37.2	34.4	41.0
Marketing, selling, general & administrative expenses	21.0	20.2	20.3
Special charges	—	—	3.3
Research & development	4.6	3.9	3.2
Operating income	11.6	10.3	14.2
Other income, net	0.8	1.0	1.7
Earnings before income taxes & cumulative effect of accounting change	12.4	11.3	15.9
Earnings before cumulative effect of accounting change	9.0	8.1	11.3
Net income	6.3	8.1	11.3

Revenues

Net sales in fiscal year 2002 decreased by 7.5% to $1,300.0 million from $1,404.8 million in fiscal year 2001 which was 4.5% lower than $1,470.3 million in fiscal year 2000. Net sales in each year included sales attributable to 2000 acquisitions; also refer to *Acquisitions* below. Our fiscal year 2002 net revenue continued to be impacted by softness in IT and communications market segments. Our Small Systems business, which provides power protection, uninterruptible power supply (UPS), and management products for the PC, server, and local area networking markets, was negatively impacted in fiscal years 2002, 2001 and 2000 by industry softness in the IT markets, weakening global economies, and maturing markets. The rate of growth in the Large Systems segment, consisting primarily of UPS, DC-power systems, and precision cooling products for data centers, facilities, and communication applications, was negatively impacted in fiscal years 2002 and 2001 by the significant reduction in corporate investment for these types of applications, particularly in the second half of 2001 and again in 2002. This negative impact was partially offset for fiscal year 2001 by the inclusion of incremental revenue activity attributable to the 2000 acquisitions of Advance Power and NetworkAir, formerly Airflow Company, which were acquired in the second and fourth quarters of 2000, respectively.

Despite decreased net sales in 2002 and 2001, sales of new products contributed to overall net sales in 2002 and 2001. Sales of products introduced during 2002, 2001 and 2000 represented approximately 9%, 18%, and 12%, respectively, of net sales in those years.

On a geographic basis, the Americas (North and Latin America) represented 54.6%, 57.2%, and 57.2% of total net sales for fiscal years 2002, 2001 and 2000, respectively. The Americas decreased 11.6% in 2002 from 2001, and decreased 4.4% in

2001 from 2000. Europe, the Middle East and Africa (EMEA) represented 28.7%, 26.4%, and 26.8% of total net sales for fiscal years 2002, 2001 and 2000, respectively. EMEA increased 0.6% in 2002 from 2001, and decreased 6.1% in 2001 from 2000. Finally, Asia was 16.7%, 16.4%, and 16.0% of total net sales for fiscal years 2002, 2001 and 2000, respectively. Asia decreased 6.0% in 2002 from 2001, and decreased 1.9% in 2001 from 2000. In fiscal year 2002, on a constant currency basis, EMEA decreased 3.0% and Asia decreased 4.7% from 2001. In fiscal year 2001, on a constant currency basis, EMEA decreased 4.9% and Asia increased 4.4% from 2000.

Total sales to unaffiliated customers outside the U.S., primarily in Europe, the Far East, South America, and Canada, in fiscal year 2002 were $674.7 million or 51.9% of net sales compared to $673.2 million or 47.9% of net sales in fiscal year 2001 and $696.2 million or 46.9% of net sales in fiscal year 2000. Also refer to Note 15 of Notes to Consolidated Financial Statements in Item 8 of this Report.

Cost of Goods Sold

Cost of goods sold was $816.3 million or 62.8% of net sales in fiscal year 2002 compared to $920.9 million or 65.6% of net sales in fiscal year 2001 and $867.7 million or 59.0% of net sales in fiscal year 2000. Gross margins for fiscal year 2002 were 37.2% of net sales, approximately 280 basis points higher than in fiscal year 2001; for fiscal year 2001, gross margins were 34.4% of net sales, approximately 660 basis points lower than in fiscal year 2000. The 2002 gross margin improvement was associated with gross margin improvements in both the Small and Large System segments. The 2002 gross margin improvement in the Small Systems segment over 2001 was primarily attributable to and driven by product cost reduction efforts. These cost reductions were achieved through a combination of product transitions to low cost manufacturing locations and material cost reductions from APC's supplier base. Also contributing to the overall improvement was favorable product mix in the underlying product lines to higher margin products. The 2002 gross margin improvement in the Large Systems segment over 2001 was primarily the result of a continual lowering of product costs achieved through factory consolidations and capacity rationalization efforts that were begun in late 2001. In addition, to a lesser extent, the 2002 improvement over 2001 was assisted by the favorable pricing impact of a weakening U.S. dollar, particularly in Europe. The 2001 gross margin erosion was associated with product mix shifts to lower margin products, principally the continued growth of our lower gross margin Large System segment in 2001, the effect of pro-active Small Systems consumer product price cuts in 2001 and 2000, and manufacturing inefficiencies from continued global capacity expansion prior to our capacity rationalization efforts which commenced during the second half of 2001.

Fiscal year 2002 gross margins included the effects of a fourth quarter charge for estimated costs associated with the product recall of Back-UPS CS 350 and 500 models of approximately $19.6 million; a fourth quarter charge for impairment of assets held for sale of approximately $3.2 million; and first quarter charges for restructuring costs of approximately $4.8 million. These charges have not been allocated to our operating segments, but rather have been classified as indirect operating expenses for segment reporting consistent with our classification for our internal financial reporting. These charges were the result of events or assessments that occurred during the respective quarters of 2002. Our 2002 restructuring costs and asset impairment charges were associated with our decision to consolidate our Philippines-based manufacturing operations, resulting in the closing of APC's manufacturing facility in the province of Laguna, as well as the closure of manufacturing facilities in the U.S. and U.K. Our 2002 restructuring actions were announced and substantially completed during 2002. We anticipate the final settlements of our 2002 restructuring actions to be completed by no later than the end of 2003. Due to the timing of the facilities closures and contractual or regulatory obligations to certain workers, the financial benefits of these actions did not commence until the second quarter of 2002 with most of the full benefit being realized by the close of the fiscal year. Also refer to Notes 3, 9 and 11 of Notes to Consolidated Financial Statements in Item 8 of this Report.

Additionally, fiscal year 2001 gross margins included the effects of third quarter charges for excess inventory of $12.4 million and restructuring costs of $4.1 million. These charges have not been allocated to our operating segments, but rather have been classified as indirect operating expenses for segment reporting consistent with our classification for our internal financial reporting. These charges were the result of events or assessments that occurred during the third quarter of 2001. The charge for excess inventory related to specifically identified finished goods and raw materials inventories. The inventories subject to the write-off were categorized as follows: $1.5 million of residual, unusable quantities located at facilities impacted by downsizing actions; $2.5 million of unusable or unsaleable quantities related to declining and changing demand requirements; and $8.4 million of custom finished goods impacted by canceled sales orders, primarily from customers in the telecom and Internet infrastructure industries. There were no additional inventory charges, other than APC's standard provisioning, during the fourth quarter of 2001 or during fiscal year 2002. As of December 31, 2002, approximately $8.7 million of inventories included in the third quarter 2001 charge were physically disposed. Disposition of the remaining inventories has continued into 2003; we anticipate that all excess inventory will be physically disposed by no later than the end of 2003. Our 2001 restructuring costs were associated with manufacturing downsizing actions in Denmark and the U.K. and included the effects of employee terminations, facilities closures, and the related impairment of tangible and intangible assets. Our 2001 restructuring actions were announced and substantially completed in the third quarter of 2001, and the final settlements of such 2001 restructuring actions were completed during 2002. Due to the timing of the facilities closures and contractual or regulatory obligations to certain workers, the financial benefits of these actions did not commence until the fourth quarter of 2001 and continued to phase in gradually during 2002. Also refer to Note 3 of Notes to Consolidated Financial Statements in Item 8 of this Report.

Total inventory reserves at December 31, 2002 were $37.2 million compared to $32.9 million at December 31, 2001. This increase was due primarily to routine provisioning that was necessary as a result of applying APC's inventory reserve methodology throughout the year. APC's reserve estimate methodology involves quantifying the total inventory position having potential loss exposure. Loss exposure generally results from several business factors, including product or component discontinuance, unplanned changes in demand, product design changes, and factory transitions. Quantifying such loss exposure is the result of combining the cost of inventories specifically identified as having little or no opportunity for sale or use (thus available for physical disposition) plus the cost of inventories having a high risk of no future sale or use based upon an analysis of on-hand quantities compared to historical and anticipated future sale or use. APC maintains an on-going business process for the physical disposition of inventories previously identified. Inventory write-offs occur at the time of physical disposition. Inventories, once reserved, are not written back up as such reserve adjustments are considered to be a permanent decrease to the cost basis of the excess or obsolete inventory.

Segment Results (Also refer to Note 15 of Notes to Consolidated Financial Statements in Item 8 of this Report for important information regarding APC's reportable segments)

Net sales for products in the Small Systems segment, which provides power protection, UPS, and management products for the PC, server, and local area networking markets, decreased in fiscal year 2002 by 8.1% from 2001, and decreased in fiscal year 2001 by 8.3% from 2000. The overall decreases in 2002 and 2001 were impacted by industry softness in the IT markets, weakening global economies, and maturing markets. Profits as a percentage of net sales for the Small Systems segment improved in 2002 over the prior year levels primarily reflecting product cost reduction efforts. These cost reductions were achieved through a combination of product transitions to low cost manufacturing locations and material cost reductions from APC's supplier base. Also contributing to the overall improvement was favorable product mix in the underlying product lines to higher margin products. Profits as a percentage of net sales for the Small Systems segment declined in 2001 from comparable levels in 2000 as a result of pro-active price reductions in 2001 combined with a mix shift within the segment toward lower margin products.

Net sales for products in the Large Systems segment, consisting primarily of UPS, DC-power systems, and precision cooling products for data centers, facilities, and communication applications, decreased 13.6% in fiscal year 2002 compared to 2001, and increased 9.4% in fiscal year 2001 over 2000. The decline in 2002 and rate of growth during 2001 were negatively impacted by the significant reduction in corporate investment for these types of applications, particularly in 2002 and the second half of 2001. Losses for the Large Systems segment declined in 2002 reflecting a continual lowering of product costs achieved through factory consolidations and capacity rationalization efforts that were begun in late 2001. This segment reported losses in 2001 compared to profits in 2000 due to cost inefficiencies resulting from global capacity expansion, coupled with declining sales volumes, particularly in the second half of 2001. Also contributing to 2001 losses were the continued investment in product and business development initiatives for this business segment in 2001, as well as the restructuring costs discussed above associated with manufacturing downsizing actions in Denmark and the U.K. which included the effects of employee terminations, facilities closures, and the related impairment of tangible and intangible assets.

In the fourth quarter of 2001, we acquired select inventory and related technology associated with outside plant, networking power product lines from ARRIS Group, Inc. for $10.3 million paid in cash. The product lines were acquired from ARRIS' EnergyLink family of power supplies, enclosures and equipment for network broadband power, including the TSP (Total System Power) line. The product lines are designed for outdoor use, commonly installed on utility poles or adjacent to fiber nodes, and provide back-up power for broadband cable applications. The combination of the Arris product line and APC's PowerShield products provide a comprehensive broadband power product line. Beginning in 2002, both offerings are included in the Large Systems segment. Prior to 2002, our PowerShield products were classified in the Small Systems segment. In 2002, the PowerShield products were reclassified to the Large Systems segment along with the other broadband solutions from the ARRIS acquisition which share similar product applications and economic characteristics more closely matching the Large Systems segment.

Operating Expenses

Marketing, selling, general, and administrative (SG&A) expenses in fiscal year 2002 were $272.7 million or 21.0% of net sales compared to $284.4 million or 20.2% of net sales in fiscal year 2001 and $298.4 million or 20.3% of net sales in fiscal year 2000. The decrease in total spending from 2000 to 2002 reflects focused efforts to control expenses while improving the productivity and efficiency of our global resources. Reduced spending in 2002 compared to 2001 resulted primarily from lower advertising, promotional, and other operating costs of our marketing and selling functions combined with decreased investment in IT support, partially offset by increased investment in administrative support. Reduced spending in 2001 compared to 2000 resulted principally from lower spending on administrative support, partially offset by increased investment in sales personnel and distribution costs as well as increased investment in IT support.

During the third and second quarters of 2000, we agreed to license worldwide patent rights relating to uninterruptible power supply technology for lump-sum cash payments of $17.0 million and $48.0 million, respectively. These license fees were paid from operating cash during the third and second quarters of 2000. APC evaluated the portion of the license fees that represented payment for prior use of the subject technology and the portion that represented payment for future use. Considering each of our markets and the historical and projected revenue realized in markets utilizing the licensed technology, we estimated the present value of royalty payments, basing this calculation on an appropriate royalty rate and the technology's contribution to the overall value of affected products. Separate present values were calculated for both historic and projected product sales; the historic values were expensed and the projected values were capitalized. Accordingly, write-offs of the fully paid-up portions of the patent licenses were recognized in our consolidated statements of income for the third and second quarters of 2000 as special charges to pre-tax earnings of $17.5 million and $30.4 million, respectively, including direct expenses of $1.5 million and $1.9 million, respectively. The remaining balances of $1.0 million and $19.5 million have been classified on the consolidated balance sheet as long term assets and are being amortized on a straight-line basis over three years and nine years, respectively, the estimated remaining economic lives of the patent licenses.

The allowance for bad debts was 7.0% of gross accounts receivable at December 31, 2002 compared to 6.6% at December 31, 2001. Accounts receivable balances outstanding over 60 days represented 11.7% of total receivables at December 31, 2002 compared to 18.2% at December 31, 2001. This decrease reflects a product mix shift away from our Large Systems business, which typically carries longer sales cycles and collection cycles, along with an increased collection effort, offset in part by a growing portion of our business originating in areas where longer payment terms are customary, including a growing contribution from international markets. We continue to experience strong collection performance. Write-offs of uncollectable accounts represent less than 1% of net sales. While a majority of international customer balances continue to be covered by receivables insurance, the amount of covered receivables outside the U.S. declined in 2002 from comparable levels in 2001.

R&D expenditures were $60.1 million or 4.6% of net sales in fiscal year 2002, $54.6 million or 3.9% of net sales in fiscal year 2001, and $46.9 million or 3.2% of net sales in fiscal year 2000. The increases in total R&D spending primarily reflects increased numbers of software and hardware engineers and other costs associated with new product development and engineering support, combined with costs incremental in 2001 attributable to Advance Power and NetworkAir, formerly Airflow Company, which were acquired in the second and fourth quarters of 2000, respectively.

Other Income, Net and Income Taxes

Other income is comprised principally of interest income combined with a $1.3 million gain in fiscal year 2001 on the sale of a building in Billerica, Massachusetts. Although average cash balances available for investment rose during fiscal years 2001 and 2002, interest income decreased substantially from 2000 to 2002 due to lower short term interest rates continuing throughout 2001 and 2002.

At December 31, 2002, APC had $696.6 million of total cash and investments, all of which are stated at fair value. We manage APC's cash and investment balances to preserve principal and liquidity while maximizing our return on the total investment portfolio. We diversify our investment portfolio by investing in multiple types of investment-grade securities with multiple investment brokers. Based on APC's investment portfolio and interest rates at December 31, 2002, a 100 basis point increase or decrease in interest rates would have resulted in an increase or decrease of approximately $7 million in our annual interest income.

Our effective income tax rates were approximately 28.0%, 28.5%, and 29.0% in 2002, 2001 and 2000, respectively. The decrease from 2000 to 2002 is due to the tax savings from an increasing portion of taxable earnings being generated from APC's operations in jurisdictions currently having lower income tax rates than the present U.S. statutory income tax rate. This shift resulted partially from our product transitions to lower cost, lower tax, manufacturing locations.

Effects of Inflation

Management believes that inflation has not had a material effect on APC's operations.

LIQUIDITY AND FINANCIAL RESOURCES

Working capital at December 31, 2002 was $999.1 million compared to $884.4 million at December 31, 2001. APC has been able to increase its working capital position as the result of continued positive operating results and despite internally financing the capital investment required to expand its operations. Our cash, cash equivalents, and short-term investments position increased to $640.3 million at December 31, 2002 from $393.1 million at December 31, 2001.

Worldwide inventories were $320.0 million at December 31, 2002, down from $350.6 million at December 31, 2001. During 2002, our finished goods planning better aligned inventory levels with anticipated demand resulting in lower finished goods inventories, principally UPS and surge products. The decreases in finished goods inventories were partially offset by increases in on-hand raw materials to support current and anticipated demand for our three phase systems including PowerStruXure and other related products. There were no inventory charges, other than APC's standard provisioning, during fiscal year 2002. Inventory levels as a percentage of quarterly sales were 89% in the fourth quarter of 2002, up slightly from 87% in the third quarter of 2002 and down from 104% in the fourth quarter of 2001.

We announced a product recall of Back-UPS CS 350 and 500 models in early 2003 due to potential safety issues. APC has received eight reports worldwide of units overheating, resulting in the melting of the unit's outer casing, six of which occurred in the United States. Three of the reported incidents resulted in minor property damage; no injuries have been reported. The total number of affected devices being recalled worldwide is approximately 2.1 million with approximately 900,000 devices recalled in the United States. The recall is limited to two specific models in APC's Back-UPS CS product line, the Back-UPS CS 350 and the Back-UPS CS 500, in both 120-volt and 230-volt models. The affected units were manufactured between November 2000 and December 2002 and were sold primarily through computer and electrical distribution, catalog and retail outlets worldwide. Our methodology for estimating costs associated with this product recall involved estimating future costs to be incurred to replace the recalled products based on expected returns and the costs to conduct the recall, particularly repair and transportation costs. Our repair and transportation cost estimates include costing for component parts and inside labor; we also obtained third party cost quotes for outside labor and freight. The expected percentage of units to be returned out of the total population of units is an important assumption. Our current assumption is that approximately 40% of domestic units in the hands of end-users and approximately 20% of international units will be exchanged. To help understand the relative impact of the return rate assumption, a 10 percentage point increase in the worldwide return rate would increase the estimated recall costs from $19.6 million to $25 million. We have accrued a current liability and recognized additional warranty expense which is classified in cost of goods sold. We expect APC's cash outlays associated with this product recall to be financed from operating cash. Actual amounts may differ materially from our current estimates.

At December 31, 2002 and 2001, we had available for future borrowings $65.0 million under an unsecured line of credit agreement at a floating interest rate equal to the bank's cost of funds rate plus 0.625% and an additional $6.0 million ($7.0 million in 2001) under an unsecured line of credit agreement with a second bank at similar interest rates. No borrowings were outstanding under these facilities during fiscal years 2002, 2001 and 2000, or at December 31, 2002 and 2001. APC had no significant financial commitments, other than those required in the normal course of business, during fiscal years 2002, 2001 and 2000, or at December 31, 2002 and 2001.

APC has several non-cancelable operating leases, primarily for warehousing and office space, expiring at various dates through 2011. These leases contain renewal options for periods ranging from one to nine years and require APC to pay its proportionate share of utilities, taxes, and insurance. Future minimum lease payments under these non-cancelable leases are: 2003 – $6.9 million; 2004 – $5.6 million; 2005 – $4.0 million; 2006 – $2.3 million; 2007 – $1.9 million; and $5.9 million thereafter.

During 2002 and 2001, our capital expenditures, net of capital grants, amounted to approximately $19.6 million and $47.9 million, respectively, consisting primarily of manufacturing and office equipment, buildings and improvements, and purchased software applications. Capital spending in 2002 decreased from prior year levels, reflecting our focused efforts to control and reduce capital spending and rationalize our overall production capacity which included our first quarter 2002 decision to consolidate our Philippines based manufacturing operations in the province of Cavite. Capital spending in 2001 focused on improving manufacturing capabilities, principally in Brazil and India, as well as funding IT-related capital equipment and software purchases to support business process improvement initiatives; capital spending during 2001 included Large Systems segment global capacity expansion into lower cost locations closer to local end-user customers and markets. Substantially all of APC's net capital expenditures were financed from available operating cash. We had no material capital commitments during fiscal years 2002, 2001 and 2000, or at December 31, 2002 and 2001.

APC has agreements with the Industrial Development Authority of Ireland, otherwise known as the IDA. Under these agreements, we receive grant monies for costs incurred for machinery, equipment, and building improvements for our Galway and Castlebar facilities. These grants are equal to 40% and 60%, respectively, of such costs up to a maximum of $13.1 million for Galway and $1.3 million for Castlebar. Such grant monies are subject to APC meeting certain employment goals and maintaining operations in Ireland until termination of the respective agreements. Under separate agreements with the IDA, we receive direct reimbursement of training costs at our Galway and Castlebar facilities for up to $3,000 and $12,500, respectively, per new employee hired. Also refer to Note 19 of Notes to Consolidated Financial Statements in Item 8 of this Report.

We believe that current internal cash flows together with available cash, available credit facilities or, if needed, the proceeds from the sale of additional equity, will be sufficient to support anticipated capital spending and other working capital requirements for the foreseeable future.

Acquisitions

In the fourth quarter of 2000, APC acquired privately-held Airflow Company, a Maryland-based manufacturer of precision cooling equipment primarily used in data center, Internet, and telecommunications applications, for $22.5 million in cash plus expenses, of which $4.0 million will be paid in 2003 in the event no indemnity claims arise. Early in the second quarter of 2000, APC acquired privately-held Advance Power Ltd., a U.K.-based manufacturer of DC-based power solutions used in communications and Internet applications, for $75.0 million in cash plus expenses. Also early in the second quarter of 2000, APC acquired privately-held ABL Electronics Corporation (ABL), a North American provider of computer and network cables, switches, and other connectivity products, for $8.0 million paid in a combination of cash and stock, plus expenses.

APC's cash outlays associated with these acquisitions were financed from operating cash. At December 31, 2001 and 2000, the excess of the purchase price over the estimated fair value of the tangible net assets acquired was included in Large Systems goodwill for the Airflow and Advance Power acquisitions and Small Systems goodwill for the ABL acquisition, and was being amortized on a straight-line basis over 15 years. In connection with its adoption in 2002 of Statement 142, APC recorded a non-cash charge equal to the goodwill balance associated with its Large Systems segment. This charge was recognized as the cumulative effect of a change in accounting principle net of income taxes, included in APC's results as of January 1, 2002, and had no effect on APC's liquidity. Also effective January 1, 2002, in accordance with the provisions of Statement 142, goodwill associated with APC's Small Systems segment is no longer being amortized but instead tested for impairment at least annually or more frequently if impairment indicators arise; also refer to Note 8 of Notes to Consolidated Financial Statements in Item 8 of this Report. These acquisitions have been accounted for as purchases and, accordingly, the acquired companies' results of operations are included in APC's consolidated financial statements from the respective dates of acquisition.

In the fourth quarter of 2001, we acquired select inventory and related technology associated with outside plant, networking power product lines from ARRIS Group, Inc. for $10.3 million paid in cash. The product lines were acquired from ARRIS' EnergyLink family of power supplies, enclosures and equipment for network broadband power, including the TSP (Total System Power) line. Our cash outlays associated with this purchase were financed from operating cash.

Foreign Currency Activity

We invoice our customers in various currencies. Realized and unrealized transaction gains or losses are included in the results of operations and are measured based upon the effect of changes in exchange rates on the actual or expected amount of functional currency cash flows. Transaction gains and losses were not material to the results of operations in 2002, 2001 and 2000.

At December 31, 2002, APC's unhedged foreign currency accounts receivable, by currency, were as follows:

In thousands	Foreign Currency	U.S. Dollars
European Euros	40,429	$42,382
Japanese Yen	2,357,941	$19,896
Swiss Francs	21,507	$15,517
British Pounds	6,251	$10,029

APC also had non-trade receivables denominated in Irish Pounds of approximately U.S.$0.9 million, liabilities denominated in various European currencies of approximately U.S.$43.8 million, and liabilities denominated in Japanese Yen of approximately U.S.$5.8 million.

We continually review our foreign exchange exposure and consider various risk management techniques, including the netting of foreign currency receipts and disbursements, rate protection agreements with customers/vendors and derivatives arrangements, including foreign exchange contracts. We presently do not utilize rate protection agreements or derivative arrangements.

CRITICAL ACCOUNTING POLICIES

The discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. The U.S. Securities and Exchange Commission has defined critical accounting policies as those that are both most important to the portrayal of our financial condition and results and which require our most difficult, complex or subjective judgments or estimates. Based on this definition, we have identified the policies below as critical to our business operations and the understanding of our results of operations. The impact and any associated risks related to these policies on our business operations is discussed throughout Management's Discussion and Analysis of Financial Condition and Results of Operations where such policies affect our reported and expected financial results. For all financial statement periods presented, there have been no material modifications to the application of these critical accounting policies. For a detailed discussion on the application of these and other accounting policies, also refer to Note 1 of Notes to Consolidated Financial Statements in Item 8 of this Report.

On an on-going basis, we evaluate the judgments and estimates underlying all of our accounting policies, including those related to revenue recognition, product returns, bad debts, inventories, impairment of long-lived assets, deferred tax valuation allowances, restructuring reserves and contingencies, and litigation. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Materially different results in the amount and timing of our actual results for any period could occur if we made different judgments or utilized different estimates. Actual results may differ from those estimates.

Our critical accounting policies are as follows:

Revenue Recognition

We follow very specific and detailed guidelines in measuring revenue; however, certain judgments affect the application of our revenue policy. Revenue results are difficult to predict, and any shortfall in revenue or delay in recognizing revenue could cause our operating results to vary significantly from quarter to quarter. In general, revenue is recognized when title has passed at the time of delivery of product for all of our operating segments as stipulated by the delivery terms for the sales transactions. In addition, prior to revenue recognition, we require persuasive evidence of the arrangement, that the price is fixed or determinable, and that collectibility is reasonably assured. Installation is not applicable for Small Systems and Other segment products based on the nature of the products sold. Generally, revenue associated with Large Systems sales is also recognized at the time of delivery pursuant to the delivery terms, as we do not perform installation. Delivery terms vary, but often include origin-based terms (e.g., FOB Shipping Point and Ex-works) and destination-based terms (e.g., DDU/DDP (delivered duty unpaid/delivered duty paid)).

Certain Large Systems product lines and, at times, one product line included in the Small Systems segment require electrical hardwire installation or duct installation which is performed by the customer or their contracted licensed contractor/electrician. Since we do not perform the installation, revenue recognition at the time of delivery is proper as customer acceptance of the unit is not required. Also, payment by the customer is not contingent upon installation of the product.

We offer additional services to customers depending on the type of product the customer has purchased, including on-site services, installation consulting services, remote monitoring services, power audit services, and network integration services. Revenue is recognized at the time services are provided or is deferred and recognized over the service period (where applicable). The fair value of these services are based upon the rates that we charge customers in separately negotiated transactions and such services are not essential to the functionality of the delivered product.

For all sales, except those completed over the Internet, we use a binding purchase order as evidence of an arrangement. For sales over the Internet, we use a credit card authorization as evidence of an arrangement. Sales through certain customers are evidenced by a master agreement governing the relationship together with binding purchase orders on a transaction by transaction basis.

Our arrangements do not generally include acceptance clauses. However, if an arrangement includes a customer specified acceptance provision, acceptance generally occurs at our factory prior to delivery. As we introduce new products in 2003, we anticipate that installation and customer acceptance provisions may become more common, and therefore increasingly significant for determining delivery and performance and consequently our entitlement to recognize revenue.

In consideration of guidance issued by the Financial Accounting Standards Board's Emerging Issues Task Force in Issue No. 00-25, *Vendor Income Statement Characterization of Consideration Paid to a Reseller of the Vendor's Products*, Issue No. 00-14, *Accounting for Certain Sales Incentives*, and Issue No. 01-09, *Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor's Products)*, certain customer promotional payments, rebates and other discounts formerly classified as operating expenses have been retroactively re-classified as a reduction of revenue. These changes reduced net sales and also reduced marketing, selling, general and administrative expenses by $23.1 million, $28.5 million, and $13.2 million in 2002, 2001 and 2000, respectively. This accounting change had no impact on reported profit from operations, net income or earnings per share for any of the periods presented.

Estimating Valuation Allowances and Accrued Liabilities – Allowances for Sales Returns, Doubtful Accounts, Inventory Obsolescence and Product Recall, and Assessment of the Probability of the Outcome of our Current Litigation

Significant management judgments that affect the application of our revenue policy also include estimates of potential future product returns related to current period product revenue. We analyze historical returns, current economic trends, and channel inventories when evaluating the adequacy of the sales returns and other allowances. Significant management judgments and estimates must be made and used in connection with establishing the sales returns and other allowances in any accounting period. Material differences may result in the amount and timing of our revenue for any period if management made different judgments or utilized different estimates.

We provide limited rights of return to distributors and retailers for our Small Systems product lines. We provide appropriate reserves for returns at the time that related revenue is recognized, based on historical patterns of returns and contractual provisions in accordance with the provisions of Statement of Financial Accounting Standards No. 48, *Revenue Recognition When Right of Return Exists*, and U.S. Securities and Exchange Commission Staff Accounting Bulletin No. 101. Returns of Large Systems products generally do not occur. Historically, returns have represented 3% of gross sales and have not differed significantly from prior estimates.

Similarly, we must make estimates of the uncollectability of our accounts receivables. Management specifically analyzes accounts receivable balances in view of customer credit-worthiness, customer concentrations, historical bad debts, current economic trends, and changes in our customer payment terms when evaluating the adequacy of the allowance for doubtful accounts. While the amount of covered receivables outside the U.S. declined in 2002 from comparable levels in 2001, a majority of international customer balances are covered by receivables insurance.

Our inventory reserve estimate methodology involves quantifying the total inventory position having potential loss exposure. Loss exposure generally results from several business factors, including product or component discontinuance, unplanned changes in demand, product design changes, and factory transitions. Quantifying such loss exposure is the result of combining the cost of inventories specifically identified as having little or no opportunity for sale or use (thus available for physical disposition) plus the cost of inventories having a high risk of no future sale or use based upon an analysis of on-hand quantities compared to historical and anticipated future sale or use. We maintain an on-going business process for the physical disposition of inventories previously identified. Inventory write-offs occur at the time of physical disposition. Inventories, once reserved, are not written back up as such reserve adjustments are considered to be a permanent decrease to the cost basis of the excess or obsolete inventory. If actual market conditions are less favorable than those projected by management, additional inventory write-downs may be required.

In early 2003, we announced a product recall of Back-UPS CS 350 and 500 models. Our methodology for estimating costs associated with this product recall involved estimating future costs to be incurred to replace the recalled products based on expected returns and the costs to conduct the recall, particularly repair and transportation costs. Our repair and transportation cost estimates include costing for component parts and inside labor. We also obtained third party cost quotes for outside labor and freight. The expected percentage of units to be returned out of the total population of units is an important assumption. Our current assumption is that approximately 40% of domestic units in the hands of end-users and approximately 20% of international units will be exchanged. To help understand the relative impact of the return rate assumption, a 10 percentage point increase in the worldwide return rate would increase the estimated recall costs from $19.6 million to $25 million. We have accrued a current liability and recognized additional warranty expense which is classified in cost of goods sold. Actual amounts may differ materially from our current estimates.

We are, and may in the future become, involved in litigation involving our business, products or operations. For pending claims for which there is an estimatable range of loss greater than zero, we record the best estimate of liability within the range. If no point within the range is considered the best estimate, we record the minimum estimated liability. Because of uncertainties related to the identifiable range of loss on any pending claims, we may be unable to make a reasonable estimate of the liability that could result from an unfavorable outcome. As additional information becomes available, we assess the potential liability related to our pending claims and revise our estimates. Such revisions in our estimates of the potential liability could materially impact our results of operation and financial position. The litigation process is uncertain and includes the risk of an unexpected, unfavorable result. We may be materially adversely impacted by any such litigation.

Valuation of Long-lived Tangible and Intangible Assets including Goodwill

We assess the impairment of long-lived tangible and intangible assets including goodwill on an ongoing basis and whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Should our assessment suggest impairment, we would determine recoverability based on an estimate of future undiscounted cash flows resulting from our use of the asset and its eventual disposition. Factors we consider that could trigger an impairment review include the following:

- significant underperformance relative to expected historical or projected future operating results;
- significant changes in the manner of our use of the acquired assets or the strategy for our overall business;
- significant negative industry or economic trends; and
- significant technological changes, which would render equipment and manufacturing process, obsolete.

On January 1, 2002, we adopted Statement of Financial Accounting Standards No. 142, *Goodwill and Other Intangible Assets*. With the adoption of Statement 142, we implemented the necessary reclassifications in order to conform to the new criteria in Statement of Financial Accounting Standards No. 141, *Business Combinations*, for recognition of intangible assets apart from goodwill.

Statement 142 requires that companies no longer amortize goodwill and other intangible assets with indefinite lives, but instead test goodwill impairment at least annually or more frequently if impairment indicators arise. Statement 142 also requires completion of a two-step transitional goodwill impairment test. In connection with completion of the first step of our transitional analysis, we identified two reporting units with goodwill, Large Systems and Small Systems; these reporting units are also reportable segments. We then determined the carrying value of each reporting unit by assigning the assets and liabilities, including existing goodwill and other intangible assets, to these reporting units as of the date of adoption. Completion of the first step of our analysis indicated impairment in the carrying amount of our goodwill. Our goodwill was primarily associated with our Large Systems segment which consists primarily of uninterruptible power supply (UPS), DC-power systems, and precision cooling products for data centers, facilities, and communication applications. Conditions contributing to the goodwill impairment included the ongoing softness in IT and communications market segments coupled with lower corporate investment for these types of applications.

In connection with completion of the second step of our transitional analysis, we compared the carrying amount of reporting unit goodwill with the implied fair value of reporting unit goodwill, both of which were measured as of the date of adoption. The implied fair value of goodwill was determined by allocating the fair value of the reporting unit to all of the assets (recognized and unrecognized) and liabilities of the reporting unit in a manner similar to a purchase price allocation, in accordance with the provisions of Statement 141. The residual fair value after this allocation is the implied fair value of the reporting unit goodwill. Based on this second step, we recorded a non-cash charge equal to the goodwill balance associated with our Large Systems segment of approximately $50 million (approximately $35 million on an after-tax basis). This charge was recognized as the cumulative effect of a change in accounting principle net of income taxes, included in APC's results as of January 1, 2002, and had no effect on our liquidity. Our remaining goodwill is associated with our Small Systems segment. We evaluate each of our reporting units with goodwill during the fourth quarter of each fiscal year or more frequently if impairment indicators arise.

Accounting for Income Taxes

As part of the process of preparing our consolidated financial statements, we are required to estimate our income taxes in each of the jurisdictions in which we operate. This process involves estimating our actual current tax exposure together with assessing temporary differences resulting from differing treatment of items, such as deferred revenue, for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within our consolidated balance sheet. We must then assess the likelihood that our deferred tax assets will be recovered from future taxable income. Expectations about future taxable income incorporate numerous assumptions about actions, elections and strategies to minimize income taxes in future years. Our ability to take such actions, make preferred elections and implement tax-planning strategies may be adversely impacted by enacted changes in tax laws and/or tax rates, as well as successful challenges by tax authorities resulting from differing interpretations of tax laws and regulations.

To the extent we believe that recovery of deferred tax assets is not likely, we must establish a valuation allowance. To the extent we establish a valuation allowance or increase this allowance in a period, we must include an expense within the tax provision in the consolidated statements of income. Significant management judgment is required in determining our provision for income taxes, our deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax assets. At December 31, 2002 and 2001, we provided a valuation allowance on certain of our deferred tax assets, primarily consisting of net operating losses generated in 2002 and 2001 for the start up of Brazilian operations, because of uncertainty regarding their realizability. The valuation allowance is based on our estimates of taxable income by jurisdiction in which we operate and the period over which our deferred tax assets will be recoverable. In the event that actual results differ from these estimates or we adjust these estimates in future periods we may need to establish an additional valuation allowance which could materially impact our financial position and results of operations.

RECENTLY ISSUED ACCOUNTING STANDARDS

In November 2002, the Emerging Issues Task Force reached a consensus on Issue No. 00-21, *Revenue Arrangements with Multiple Deliverables.* This consensus addresses several issues including how to determine when a multiple arrangement exists and the proper accounting treatment. The guidance in this consensus is effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. Adoption of the guidance in this consensus is not expected to have a material impact on our consolidated financial position or results of operations.

In November 2002, the Financial Accounting Standards Board issued Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Guarantees of Indebtedness of Others.* Disclosures related to this interpretation are effective for 2002 and the accounting requirements are effective January 1, 2003. The implementation of this Interpretation is not expected to have a material impact on our consolidated financial position or results of operations.

In July 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 146, *Accounting for Costs Associated with Exit or Disposal Activities,* which requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. Statement 146 is required to be applied prospectively to exit or disposal activities initiated after December 31, 2002; we will adopt this Statement on January 1, 2003. The adoption of this Statement is not expected to have a material impact on our consolidated financial position or results of operations.

In August 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 143, *Accounting for Asset Retirement Obligations,* which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. This Statement is effective for fiscal years beginning after June 15, 2002; we will adopt this Statement on January 1, 2003. The adoption of this Statement is not expected to have a material impact on our consolidated financial position or results of operations.

FACTORS THAT MAY AFFECT FUTURE RESULTS

This document contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward looking statements as a result of certain factors, including the risks faced by us described below and elsewhere in this document.

We caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date they are made. We disclaim any obligation to publicly update or revise any such statements to reflect any change in our expectations or in events, conditions, or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.

Our annual and quarterly results are likely to be volatile.

Our annual and quarterly operating results may fluctuate as a result of a number of factors, including:

- costs incurred for the recent product recall are greater than or less than currently anticipated;
- ramp up, expansion and rationalization of global manufacturing capacity;
- our ability to effectively align operating expenses and production capacity with the current demand environment;
- volatility in general world economic conditions, and, in particular, the possibility that the PC and related markets decline more dramatically than currently anticipated;
- the growth rates in the power protection industry and related industries, including but not limited to the PC, server, networking, telecommunications and enterprise hardware industries;
- competitive factors and pricing pressures;
- product mix changes and the potential negative impact on gross margins from such changes;
- changes in the seasonality of demand patterns;
- inventory risks due to shifts in market demand;
- component constraints, shortages, and quality;
- risks of nonpayment of accounts receivable;
- timing of orders from, and shipments to, customers;
- timing of new product introductions and the market acceptance of those products;
- changes in manufacturing costs;
- factors associated with international operations;
- natural disasters; and
- labor disputes, acts of terrorism, war and political instability.

We currently compete with several firms providing power protection and related products and services and expect competition to increase in the future, which could affect our revenue and profitability.

We believe that we are one of less than ten global companies providing a full range of UPS products and services worldwide. The UPS, power protection and related industries, however, are highly competitive on both a worldwide basis and a regional geographic basis. We compete, and will continue to compete, with several U.S. and foreign firms, both on a worldwide basis and in various geographical regions, and within individual product and application niches. We expect competition to increase in the future from existing competitors and a number of companies that may enter our existing or future markets. Increased competition could adversely affect our revenue and profitability through price reductions and loss of market share. The principal competitive factors in our products include:

- product performance and quality;
- marketing and access to distribution channels;
- customer services; and
- product design and price.

Some of our current and potential competitors may have substantially greater financial, technical, sales and marketing resources than we have. We may not be able to continue to compete successfully with our existing competitors or with new competitors.

Technological innovation, or failure to alter our products to meet the demands of technological innovation could seriously harm our business.

The market for our products is characterized by rapidly changing technology, evolving industry standards and frequent new product introductions. Current competitors or new market entrants may develop new products with features that could adversely affect the competitive position of our products. We may not be successful in selecting, developing, manufacturing and marketing new products or enhancing our existing products or in responding effectively to technological changes, new standards or product announcements by competitors. The timely availability of new products and enhancements, and their acceptance by customers are important to our future success. Delays in such availability or a lack of market acceptance could have an adverse effect on our business. Additionally, there may be technological innovation that eliminates or reduces the need for our products.

Defects in our products could seriously harm our business.

Our products may have defects despite testing internally or by current or potential customers. These defects could result in product returns or recalls and loss or delay in market acceptance, which could have a material adverse effect upon our business, operating results, or financial condition.

In early 2003, APC announced a product recall of Back-UPS CS 350 and 500 models, due to potential safety issues. APC has received eight reports worldwide of units overheating, resulting in the melting of the unit's outer casing, six of which occurred in the United States. Three of the reported incidents resulted in minor property damage; no injuries have been reported. The total number of affected devices being recalled worldwide is approximately 2.1 million with approximately 900,000 devices recalled in the United States. The recall is limited to two specific models in APC's Back-UPS CS product line, the Back-UPS CS 350 and the Back-UPS CS 500, in both 120-volt and 230-volt models. The affected units were manufactured between November 2000 and December 2002 and were sold primarily through computer and electrical distribution, catalog and retail outlets worldwide. We have accrued a current liability and recognized additional warranty expense, classified in cost of goods sold, of $19.6 million. Actual amounts may differ materially from our current estimates.

Loss of any of our key personnel could seriously harm our business.

Our success depends to a significant degree upon the continuing contributions of key management, sales, marketing, research and development and manufacturing personnel, many of whom we would have difficulty replacing. We believe that our future success will depend in large part upon our ability to attract and retain highly-skilled hardware and software engineers, and management, sales, and marketing personnel. Competition for such personnel is intense, and we may not be successful in attracting and retaining such personnel. Failure to attract and retain key personnel could have a material adverse effect on our business, operating results, or financial condition.

Because we depend on foreign operations and revenues, we are exposed to currency fluctuations, import barriers and other risks related to conducting foreign operations.

We manufacture and market our products worldwide through several foreign subsidiaries, distributors, and resellers. Our worldwide operations are subject to the risks normally associated with foreign operations including, but not limited to:

- customer and vendor financial instability;
- volatility in general world economic conditions;
- the disruption of markets;
- changes in export or import laws;
- restrictions on currency exchanges;
- potentially negative tax consequences;
- longer payment terms;
- acts of war, terrorism, and political instability;
- natural disasters; and
- the modification or introduction or government policies with potentially adverse effects.

International sales, which are both direct and indirect sales to customers outside the U.S., accounted for approximately 51.9%, 47.9%, and 46.9% of our net sales in 2002, 2001 and 2000, respectively. We anticipate that international sales will continue to account for a significant portion of our revenue. We invoice our customers in various currencies. To date, we do not use any rate protection agreements or derivative agreements to hedge any foreign exchange exposure. Accordingly, we may be exposed to exchange losses based upon currency exchange rate fluctuations, which losses could have a materially adverse effect on our operating results.

A significant portion of products in our Small Systems and Large Systems reportable operating segments are manufactured in foreign locations, particularly developing countries such as Brazil, China, India, and the Philippines, which subject APC to a number of economic and other risks. The Small Systems have particular exposure to the Philippines, a country which is experiencing political and financial instability. Disruption of manufacturing efforts in these international facilities could materially adversely impact our ability to fulfill customer orders and potentially result in the loss of business.

Because our business relies upon a variety of computer systems to operate effectively, the failure or disruption of, or latent defects in these systems could have a material adverse effect on our business.

APC is a highly automated company whose efficient and effective operation relies on a variety of information systems, including e-mail, enterprise resource planning, electronic data interchange, customer resource management and e-commerce systems. Disruption in the operation of these systems, or difficulties in maintaining or upgrading these systems, could have an adverse effect on our business. In January 2001, we upgraded our enterprise resource planning system. Difficulties that we have encountered, or may encounter, in connection with our implementation and use of our computer systems, including human error or our reliance on, or a failure or disruption of, or latent defects in such systems, could adversely affect our order management and fulfillment, financial reporting and supply chain management processes, and any such difficulties could have a material adverse effect on our business.

Our reliance on sole source suppliers may result in product delays or price increases.

We currently obtain certain components of our products and certain finished products from sole sources. In the future, our suppliers may not be able to meet our demand for components and products in a timely and cost-effective manner. Our inability to secure and qualify alternative sources of supply in a timely manner may disrupt our ability to fulfill customer orders. We generally purchase these sole source components and products using purchase orders and have no guaranteed supply arrangements with the suppliers. In addition, the availability of many of these components and products is dependent in part on our ability to provide the suppliers with accurate forecasts of our future requirements. However, our operating results and customer relationships could be materially adversely affected by either an increase in prices for, or an interruption or reduction in supply of, any key components and products.

We have a limited ability to protect our intellectual property rights; others could infringe on or misappropriate our propriety rights and information.

Our success will depend, to a large extent, on our ability to protect our proprietary technology. We rely on a combination of contractual rights, trade secrets, patents, and copyrights to protect our proprietary rights. Although we own certain patents, and we have applied, and in the future we may apply, for patents, our intellectual property protection may not be sufficient to prevent competitors from developing similar technology. Moreover, in the absence of patent protection, our business may be adversely affected by competitors which independently develop functionally equivalent technology.

Our products may infringe on the intellectual property rights of others.

We attempt to ensure that our products and processes do not infringe upon third party patents and other proprietary rights, but from time to time third parties have alleged, and in the future may allege, such infringement. If third parties allege or determine infringement, we may not prevail in such a challenge. Furthermore, if infringement is determined, we may not be able to obtain the necessary licenses on acceptable terms, if at all.

If we are unable to identify and successfully integrate acquisitions, our ability to expand and our financial results could suffer.

We have limited experience in integrating acquired companies or technologies into our operations. We may from time to time pursue the acquisition of other companies, assets, products or technologies. We may not be able to integrate successfully products, technologies, distribution channels, key personnel and businesses of acquired companies into our business or product offerings. In addition, the integration of acquired companies may adversely affect our business, operating results, or financial condition. Further, these acquired companies, assets, products or technologies may not contribute significantly to our sales or earnings, and the sales and earnings from acquired businesses may be adversely affected by the integration process or other factors. If we are not successful in the integration of such acquired businesses, our financial results could be adversely impacted. In addition, we may not be able to identify and consummate suitable acquisition transactions in the future.

Our stock price could be volatile, which could cause you to lose part or all of your investment.

The market price of our common stock has been, and may continue to be, extremely volatile. The trading price of our common stock could be subject to wide fluctuations in response to:

- quarter-to-quarter variations in operating results;
- changes in earnings estimates by analysts;
- announcements of technological innovations or new products developed by us or our competitors; and
- labor disputes, acts of war, terrorism and political instability and other events or factors.

In addition, the stock market has from time to time experienced extreme price and volume fluctuations which have particularly affected the market price for many high technology companies and which often have been unrelated to the operating performance of these companies. These broad market fluctuations may adversely affect the market price of our common stock.

Our tax rate depends on earnings derived from certain foreign manufacturing operations.

Our tax rate is heavily dependent upon the proportion of earnings that we derive from our Ireland and Philippines manufacturing operations and our ability to reinvest those earnings permanently outside the United States. If the earnings of these operations as a percentage of our total earnings were to decline significantly from anticipated levels, or should our ability to reinvest these earnings be reduced, our effective tax rate would exceed the currently estimated rate for 2003. In addition, should our intercompany transfer pricing with respect to our Ireland or Philippines manufacturing operations require significant adjustment due to audits or regulatory changes, our overall effective tax rate could increase.

We are, and may become, involved in litigation, which could materially harm our business.

We are, and may in the future become, involved in litigation involving our business, products or operations. The litigation process is uncertain and includes the risk of an unexpected, unfavorable result. We may be materially adversely impacted by any such litigation.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

APC, in the normal course of business, is exposed to market risks relating to fluctuations in foreign currency exchange rates. The information required under this section related to such risks is included in the *Foreign Currency Activity* section of Management's Discussion and Analysis of Financial Condition and Results of Operations in Item 7 of this Report and is incorporated herein by reference.

APC, in the normal course of business, is also exposed to market risks relating to fluctuations in interest rates and the resulting rates of return on investments in marketable securities. The information required under this section related to such risks is included in the *Other Income, Net* section of Management's Discussion and Analysis of Financial Condition and Results of Operations in Item 7 of this Report and is incorporated herein by reference.

Item 8. Financial Statements and Supplementary Data

AMERICAN POWER CONVERSION CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
December 31, 2002 and 2001

ASSETS

In thousands except per share amount	2002	2001
Current assets:		
Cash and cash equivalents	$209,322	$288,210
Short term investments (Note 5)	430,986	104,868
Accounts receivable, less allowance for doubtful accounts		
of $17,855 in 2002 and $18,712 in 2001 (Note 6)	237,079	263,595
Inventories (Note 7)	319,971	350,636
Prepaid expenses and other current assets	24,545	15,935
Assets held-for-sale (Notes 3 and 9)	3,033	—
Deferred income taxes (Note 12)	51,606	44,255
Total current assets	1,276,542	1,067,499
Property, plant, and equipment:		
Land, buildings, and improvements	64,190	71,166
Machinery and equipment	195,076	200,000
Office equipment, furniture, and fixtures	78,388	72,510
Purchased software	32,513	30,463
	370,167	374,139
Less accumulated depreciation and amortization	195,239	164,154
Net property, plant, and equipment	174,928	209,985
Long term investments (Note 5)	56,293	—
Goodwill (Note 8)	6,679	56,388
Other intangibles, net (Notes 4 and 8)	61,257	73,100
Deferred income taxes (Note 12)	26,354	10,924
Other assets	2,527	2,876
Total assets	$1,604,580	$1,420,772

See accompanying notes to consolidated financial statements.

LIABILITIES AND SHAREHOLDERS' EQUITY

	2002	2001
Current liabilities:		
Accounts payable	$99,983	$75,569
Accrued compensation	33,029	21,640
Accrued warranty (Note 11)	27,183	6,846
Accrued sales and marketing programs	22,405	23,011
Other accrued expenses	30,301	21,430
Deferred revenue	19,135	14,451
Income taxes payable	45,404	20,131
Total current liabilities	277,440	183,078
Deferred tax liability (Note 12)	15,088	16,306
Total liabilities	292,528	199,384
Shareholders' equity (Notes 13 and 14):		
Common stock, $0.01 par value; authorized 450,000 shares in 2002 and 2001; issued 196,496 in 2002 and 196,025 in 2001	1,965	1,960
Additional paid-in capital	131,827	126,365
Retained earnings	1,181,563	1,099,541
Treasury stock, 250 shares, at cost	(1,551)	(1,551)
Accumulated other comprehensive loss	(1,752)	(4,927)
Total shareholders' equity	1,312,052	1,221,388
COMMITMENTS AND CONTINGENCIES (Notes 11, 16, 18 and 19)		
Total liabilities and shareholders' equity	$1,604,580	$1,420,772

AMERICAN POWER CONVERSION CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
Years ended December 31, 2002, 2001 and 2000

In thousands except per share amounts	2002	2001	2000
Net sales (Note 15)	$1,300,025	$1,404,784	$1,470,344
Cost of goods sold	816,318	920,895	867,680
Gross profit	483,707	483,889	602,664
Operating expenses:			
Marketing, selling, general, and administrative	272,702	284,390	298,393
Special charges (Note 4)	—	—	47,900
Research and development	60,058	54,646	46,898
Total operating expenses	332,760	339,036	393,191
Operating income	150,947	144,853	209,473
Other income, net	10,889	13,700	23,838
Earnings before income taxes and cumulative effect of accounting change	161,836	158,553	233,311
Income taxes (Note 12)	45,314	45,188	67,660
Earnings before cumulative effect of accounting change	116,522	113,365	165,651
Cumulative effect of accounting change, net of income taxes of $15,459	34,500	—	—
Net income	$82,022	$113,365	$165,651
Basic earnings per share:			
Basic earnings per share before cumulative effect of accounting change	$0.59	$0.58	$0.85
Cumulative effect of accounting change, net of tax	0.17	—	—
Basic earnings per share	$0.42	$0.58	$0.85
Basic weighted average shares outstanding	195,927	195,171	194,235
Diluted earnings per share:			
Diluted earnings per share before cumulative effect of accounting change	$0.59	$0.58	$0.83
Cumulative effect of accounting change, net of tax	0.17	—	—
Diluted earnings per share	$0.42	$0.58	$0.83
Diluted weighted average shares outstanding	196,993	196,793	200,156

See accompanying notes to consolidated financial statements.

AMERICAN POWER CONVERSION CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

Years ended December 31, 2002, 2001 and 2000

In thousands	$0.01 Par, Common Stock Shares	$0.01 Par, Common Stock Amount	Additional Paid-in Capital	Retained Earnings	Treasury Stock, at Cost Shares	Treasury Stock, at Cost Amount	Accumulated Other Comprehensive Income	Total
Balances at December 31, 1999	193,339	$1,933	$82,989	$820,525	(250)	$(1,551)	$(1,806)	$902,090
Net income				165,651				165,651
Foreign currency translation adjustment							(2,970)	(2,970)
Comprehensive income								*162,681*
Exercises of stock options	1,488	15	18,652					18,667
Tax benefit from exercises of stock options			7,981					7,981
Shares issued to Employee Stock Purchase Plan	131	1	1,761					1,762
Shares issued to acquire ABL Electronics	113	2	3,998					4,000
Balances at December 31, 2000	195,071	1,951	115,381	986,176	(250)	(1,551)	(4,776)	1,097,181
Net income				113,365				113,365
Foreign currency translation adjustment							(51)	(51)
Net unrealized loss on investments							(100)	(100)
Comprehensive income								*113,214*
Exercises of stock options	754	7	7,633					7,640
Tax benefit from exercises of stock options			1,131					1,131
Shares issued to Employee Stock Purchase Plan	200	2	2,220					2,222
Balances at December 31, 2001	196,025	1,960	126,365	1,099,541	(250)	(1,551)	(4,927)	1,221,388
Net income				82,022				82,022
Foreign currency translation adjustment							3,300	3,300
Net unrealized loss on investments							(125)	(125)
Comprehensive income								*85,197*
Exercises of stock options	305	3	3,167					3,170
Tax benefit from exercises of stock options			490					490
Shares issued to Employee Stock Purchase Plan	166	2	1,805					1,807
Balances at December 31, 2002	196,496	$1,965	$131,827	$1,181,563	(250)	$(1,551)	$(1,752)	$1,312,052

See accompanying notes to consolidated financial statements.

AMERICAN POWER CONVERSION CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 31, 2002, 2001 and 2000

In thousands	2002	2001	2000
Cash flows from operating activities			
Net income	$82,022	$113,365	$165,651
Adjustments to reconcile net income to net cash provided by operating activities			
Depreciation and amortization of property, plant, and equipment	39,665	44,377	32,357
Gain on sale of property, plant, and equipment	(347)	(1,728)	—
Amortization of goodwill and other intangibles	11,857	11,559	8,586
Provision for doubtful accounts	3,890	4,775	2,028
Provision for inventories	10,780	18,015	4,632
Deferred income taxes	(23,999)	(10,654)	(7,212)
Cumulative effect of accounting change	49,959	—	—
Restructuring charges	3,877	5,089	—
Impairment of assets held-for-sale	3,203	—	—
Special charges	—	—	47,900
Other non-cash items, net	3,175	(151)	(2,970)
Changes in operating assets and liabilities, excluding effects of acquisitions:			
Accounts receivable	22,626	29,671	(59,638)
Inventories	19,885	(79,619)	(95,885)
Prepaid expenses and other current assets	(8,610)	7,553	(4,559)
Other assets	85	(3,018)	(69,262)
Accounts payable	24,414	(29,462)	8,898
Accrued compensation	11,389	(68)	(4,610)
Accrued warranty	20,337	1,252	1,433
Accrued sales and marketing programs	(606)	7,801	(1,902)
Other accrued expenses	8,871	(10,922)	(3,190)
Deferred revenue	4,684	2,604	3,108
Income taxes payable	25,763	6,885	(8,336)
Net cash provided by operating activities	312,920	117,324	17,029
Cash flows from investing activities			
Purchases of held-to-maturity securities	(1,517,274)	(79,776)	(75,000)
Maturities of held-to-maturity securities	1,140,670	25,000	50,000
Purchases of available-for-sale securities	(25,807)	(25,092)	—
Sales of available-for-sale securities	20,000	—	—
Capital expenditures, net of capital grants	(19,555)	(47,859)	(73,716)
Proceeds from disposals of property, plant, and equipment	1,624	—	—
Proceeds from sale of property, plant, and equipment	3,557	5,726	—
Acquisitions, net of cash acquired	—	—	(100,315)
Net cash used in investing activities	(396,785)	(122,001)	(199,031)
Cash flows from financing activities			
Repayment of short term debt	—	—	(11,727)
Proceeds from issuances of common stock	4,977	9,862	20,429
Net cash provided by financing activities	4,977	9,862	8,702
Net change in cash and cash equivalents	(78,888)	5,185	(173,300)
Cash and cash equivalents at beginning of year	288,210	283,025	456,325
Cash and cash equivalents at end of year	$209,322	$288,210	$283,025
Supplemental cash flow disclosures			
Cash paid during the year for:			
Income taxes (net of tax refunds)	$23,753	$45,982	$80,240
Details of acquisitions:			
Fair value of assets	$—	$—	$138,242
Liabilities and minority interest	—	—	(36,614)
Cash paid	—	—	101,628
Cash acquired	—	—	(1,313)
Acquisitions	$—	$—	$100,315

NON-CASH TRANSACTIONS: In 2002, 2001 and 2000, the tax effect of the exercise of stock options resulted in increases to additional paid-in capital and reductions to income taxes payable of $490, $1,131, and $7,981, respectively. In 2002 and 2001, APC recorded restructuring charges and impairment of assets held-for-sale that included non-cash components of $7,080 and $5,089, respectively (Notes 3 and 9). In 2000, 113,273 shares were issued related to the acquisition of ABL Electronics Corporation resulting in an increase to additional paid-capital of $3,998.

See accompanying notes to consolidated financial statements.

1. Summary of Significant Accounting Policies

Nature of Business

American Power Conversion Corporation and its subsidiaries (APC) designs, develops, manufactures, and markets power protection and management solutions for computer, communications and electronic applications worldwide. APC's products include uninterruptible power supply products (UPSs), DC-power systems, electrical surge protection devices, power conditioning products, precision cooling equipment, and associated software, services, and accessories. These products are used with sensitive electronic devices which rely on electric utility power including, but not limited to, home electronics, personal computers (PCs), high-performance workstations, servers, networking equipment, communications equipment, Internetworking equipment, data centers, mainframe computers, and facilities. APC's principal markets are in North America, Europe, and the Far East.

Principles of Consolidation

The consolidated financial statements include the accounts of American Power Conversion Corporation and all of its majority-owned subsidiaries. All significant intercompany accounts and transactions are eliminated in consolidation.

Implementation of Recent Accounting Pronouncements

Classification of Certain Customer Promotional Payments, Rebates, and Other Discounts

In consideration of guidance issued by the Financial Accounting Standards Board's Emerging Issues Task Force in Issue No. 00-25, *Vendor Income Statement Characterization of Consideration Paid to a Reseller of the Vendor's Products,* Issue No. 00-14, *Accounting for Certain Sales Incentives,* and Issue No. 01-09, *Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor's Products),* certain customer promotional payments, rebates and other discounts formerly classified as operating expenses have been retroactively re-classified as a reduction of revenue. These changes reduced net sales and also reduced marketing, selling, general and administrative expenses by $23.1 million, $28.5 million, and $13.2 million in 2002, 2001 and 2000, respectively. This accounting change had no impact on reported profit from operations, net income or earnings per share for any of the periods presented.

Goodwill and Other Intangibles

On January 1, 2002, APC adopted Statement of Financial Accounting Standards No. 142, *Goodwill and Other Intangible Assets.* With the adoption of Statement 142, APC implemented the necessary reclassifications in order to conform to the new criteria in Statement of Financial Accounting Standards No. 141, *Business Combinations,* for recognition of intangible assets apart from goodwill.

Statement 142 requires that companies no longer amortize goodwill and other intangible assets with indefinite lives, but instead test goodwill impairment at least annually or more frequently if impairment indicators arise. Statement 142 also requires completion of a two-step transitional goodwill impairment test. In connection with completion of the first step of its transitional analysis, APC identified two reporting units with goodwill, Large Systems and Small Systems; these reporting units are also reportable segments. APC then determined the carrying value of each reporting unit by assigning the assets and liabilities, including existing goodwill and other intangible assets, to these reporting units as of the date of adoption. Completion of the first step of APC's analysis indicated impairment in the carrying amount of its goodwill. APC's goodwill was primarily associated with its Large Systems segment which consists primarily of uninterruptible power supply (UPS), DC-power systems, and precision cooling products for data centers, facilities, and communication applications. Conditions contributing to the goodwill impairment included the ongoing softness in IT and communications market segments coupled with lower corporate investment for these types of applications.

In connection with completion of the second step of its transitional analysis, APC compared the carrying amount of reporting unit goodwill with the implied fair value of reporting unit goodwill, both of which were measured as of the date of adoption. The implied fair value of goodwill was determined by allocating the fair value of the reporting unit to all of the assets (recognized and unrecognized) and liabilities of the reporting unit in a manner similar to a purchase price allocation, in accordance with the provisions of Statement 141. The residual fair value after this allocation is the implied fair value of the reporting unit goodwill. Based on this second step, APC recorded a non-cash charge equal to the goodwill balance associated with APC's Large Systems segment of approximately $50 million (approximately $35 million on an after-tax basis). This charge was recognized as the cumulative effect of a change in accounting principle net of income taxes, included in APC's results as of January 1, 2002, and had no effect on APC's liquidity. APC's remaining goodwill is associated with its Small Systems segment. APC evaluates each of its reporting units with goodwill during the fourth quarter of each fiscal year or more frequently if impairment indicators arise.

Statement 142 also provides for other intangible assets with definite useful lives to be amortized over their respective estimated useful lives to their estimated residual values and to be reviewed for impairment in accordance with the provisions of Statement of Financial Accounting Standards No. 144, *Impairment on Disposal of Long-Lived Assets.* APC's other intangible assets consist principally of technology and licensed patent rights relating to uninterruptible power supply technology. With the adoption of Statement 142, APC reduced the estimated useful lives of its other intangible assets with definite useful lives from a weighted average life of approximately 15 years to a weighted average life of approximately 6 years. There are no expected residual values related to these intangible assets.

Long-lived Assets

On January 1, 2002, APC adopted Statement 144, *Impairment on Disposal of Long-Lived Assets.* Statement 144 sets forth criteria to determine when a long-lived asset is held for sale. Such criteria specify that the asset must be available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such assets. In addition, the sale of the asset must be probable, and its transfer expected to qualify for recognition as a completed sale, generally within one year. Statement 144 requires recognition of an impairment loss only if the carrying amount of a long-lived asset is not recoverable from its undiscounted cash flows. An impairment loss is measured as the difference between the carrying amount and fair value of the asset. APC evaluates its long-lived assets if impairment indicators arise.

Revenue Recognition

Revenue from sales of APC's products, including UPS products, DC-power systems, electrical surge protection devices, power conditioning products, precision cooling equipment, and associated accessories, is recognized when title has passed at the time of delivery of product as stipulated by the delivery terms for the sales transactions. In addition, prior to revenue recognition, APC requires persuasive evidence of the arrangement, that the price is fixed or determinable, and that collectibility is reasonably assured. APC offers additional services to customers depending on the type of product the customer has purchased, including on-site services, installation consulting services, remote monitoring services, power audit services, and network integration services. Revenue is recognized at the time services are provided or is deferred and recognized ratably over the service period where applicable, typically one to five years. APC's arrangements do not generally include acceptance clauses. However, if an arrangement includes a customer specified acceptance provision, acceptance generally occurs at APC's factory prior to delivery. Provisions for potential liabilities resulting from sales returns and allowances, warranties, and uncollectible accounts are made at the time that related revenue is recognized, based on historical patterns of returns and contractual provisions in accordance with the provisions of Statement of Financial Accounting Standards No. 48, *Revenue Recognition When Right of Return Exists,* and U.S. Securities and Exchange Commission Staff Accounting Bulletin No. 101.

Cash and Cash Equivalents

Cash and cash equivalents consist of funds on deposit, money market savings accounts, and short-term commercial paper with original maturities of three months or less.

Investments

APC classifies as short term its investments with original maturities greater than three months and less than or equal to one year, and as long term its investments with remaining maturities greater than one year and less than or equal to two years. APC has no investments with maturity dates greater than two years. Available-for-sale securities are recorded at fair value with net unrealized gains and losses reported, net of income taxes, in other comprehensive income. Held-to-maturity securities are carried at amortized cost; Management determines the appropriate classification of securities at the time of purchase and re-evaluates such designation as of each balance sheet date. Securities are classified as held-to-maturity when APC has the positive intent and ability to hold such securities to maturity.

Inventories

Inventories are stated at the lower of cost or market; cost being determined using the first-in, first-out (FIFO) method.

Property, Plant, and Equipment

Property, plant, and equipment are stated at cost. Depreciation is provided using the straight-line method over the estimated useful lives indicated below. Leasehold improvements are amortized over the shorter of the lease term or estimated useful life of the asset.

Land improvements	15 years
Buildings and improvements	40 years
Machinery and equipment	5–10 years
Office equipment, furniture, and fixtures	3–10 years
Purchased software	3 years

Grant Monies

Grant monies are provided to certain of APC's subsidiaries located in Ireland to reimburse qualifying capital expenditures and for hiring and maintaining certain employment levels within Ireland. Grant monies received for costs incurred for property, plant and equipment are recorded as a reduction to the basis of the corresponding depreciable assets. Grant monies received for employee levels are recorded as a reduction of payroll expense in the period in which the employee levels required by the grant are reached. Grant monies are received subject to "clawback" provisions that would obligate APC to repay the grant monies received should its employment levels fall below established levels. At the end of each fiscal quarter, APC evaluates current conditions relating to the status of on-going operations and related employment levels in Ireland to assess the possibility that grant monies will need to be repaid and, if deemed necessary, to accrue a repayment liability. Since the inception of its grant agreements in 1994, APC has not assessed the need to accrue a repayment liability and, based upon a current evaluation of its significant investment in Ireland and on-going operational requirements, APC believes the possibility that the clawback provisions will become effective is remote.

Goodwill and Other Intangibles

Goodwill represents the excess of cost over the fair value of the net tangible assets and identifiable intangible assets of businesses acquired. Prior to January 1, 2002, APC's goodwill was being amortized on a straight-line basis over 15 years. On January 1, 2002, APC adopted Statement of Financial Accounting Standards No. 142, *Goodwill and Other Intangible Assets*. With the adoption of Statement 142, APC implemented the necessary reclassifications in order to conform to the new criteria in Statement of Financial Accounting Standards No. 141, *Business Combinations*, for recognition of intangible assets apart from goodwill. Statement 142 requires that companies no longer amortize goodwill and other intangible assets with indefinite lives, but instead test goodwill impairment at least annually or more frequently if impairment indicators arise. In connection with its adoption of Statement 142, APC recorded a non-cash charge equal to the goodwill balance associated with its Large Systems segment of approximately $50 million (approximately $35 million on an after-tax basis). This charge was recognized as the cumulative effect of a change in accounting principle net of income taxes, included in APC's results as of January 1, 2002, and had no effect on APC's liquidity. APC's remaining goodwill was associated with its Small Systems segment. APC evaluates each of its reporting units with goodwill during the fourth quarter of each fiscal year or more frequently if impairment indicators arise.

Statement 142 also provides for other intangible assets with definite useful lives to be amortized over their respective estimated useful lives to their estimated residual values and to be reviewed for impairment in accordance with the provisions of Statement of Financial Accounting Standards No. 144, *Impairment on Disposal of Long-Lived Assets*. APC's other intangible assets consist principally of technology and licensed patent rights relating to uninterruptible power supply technology. With the adoption of Statement 142, APC reduced the estimated useful lives of its other intangible assets with definite useful lives from a weighted average life of approximately 15 years to a weighted average life of approximately 6 years. There are no expected residual values related to these intangible assets.

Long-lived Assets

APC accounts for long-lived assets, excluding goodwill, in accordance with the provisions of Statement 144, *Impairment on Disposal of Long-Lived Assets*. Statement 144 sets forth criteria to determine when a long-lived asset is held for sale. Such criteria specify that the asset must be available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such assets. In addition, the sale of the asset must be probable, and its transfer expected to qualify for recognition as a completed sale, generally within one year. Statement 144 requires recognition of an impairment loss only if the carrying amount of a long-lived asset is not recoverable from its undiscounted cash flows. An impairment loss is measured as the difference between the carrying amount and fair value of the asset. APC evaluates its long-lived assets if impairment indicators arise.

Research and Development
Expenditures for research and development (R&D) are expensed in the period incurred.

Warranties
APC offers limited warranties ranging from one to five years varying by product. The provision for potential liability resulting from warranty claims is made at the time that related revenue is recognized, based on historical patterns of returns and contractual provisions in accordance with the provisions of Statement of Financial Accounting Standards No. 48, *Revenue Recognition When Right of Return Exists,* and U.S. Securities and Exchange Commission Staff Accounting Bulletin No. 101. Customers can extend the basic warranty period of select products, at an additional charge, for a period of one or three additional years. Recognition of revenue associated with extended warranty programs commences on the date the extended warranty becomes effective and is recognized ratably over the extended warranty period. In addition, APC offers an Equipment Protection Policy in the U.S., Canada, and Europe. Depending on the model and country, the policy provides up to $150,000, 50,000 pounds sterling, or 100,000 euros for repair or replacement of customers' hardware should a surge or lightning strike pass through an APC unit. Other restrictions also apply. Customers can also register the ProtectNet line of data line surge suppressors for a "Double-Up" Supplemental Equipment Protection Policy, under which the total recoverable limit under the Equipment Protection Policy may be doubled (U.S. and Canada only). Most surge suppressor products come with a lifetime product warranty. Except in relation to the product recall discussed below, APC has generally experienced satisfactory field operating results, and warranty and Equipment Protection Policy costs incurred to date have not had a significant impact on APC's results of operations.

In early 2003, APC announced a product recall of Back-UPS CS 350 and 500 models. APC's methodology for estimating costs associated with this product recall involved estimating future costs to be incurred to replace the recalled products based on expected returns and the costs to conduct the recall, particularly repair and transportation costs; also refer to Note 11.

Income Taxes
Income taxes are accounted for under the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Deferred income taxes have not been provided for the undistributed earnings of APC's foreign subsidiaries which aggregated approximately $419 million at December 31, 2002. APC plans to reinvest all such earnings for future expansion. If such earnings were distributed, taxes would increase by approximately $107 million. Additionally, APC has tax holidays in China, India, and the Philippines, which reduce or eliminate the income taxes paid in those countries. These holidays begin to expire in the third quarter of 2003. Based on the currently enacted regular corporate income tax rates in these countries, the benefit to APC of these tax holidays was approximately $7.5 million, or $0.04 per diluted share, for the year ended December 31, 2002; $8.0 million, or $0.04 per diluted share, for the year ended December 31, 2001; and $6.8 million, or $0.03 per diluted share, for the year ended December 31, 2000.

Earnings per Share
Basic earnings per share is computed by dividing net income by the weighted average number of common shares outstanding during the period. Diluted earnings per share is computed by dividing net income by the weighted average number of common shares and dilutive potential common shares outstanding during the period. Under the treasury stock method, the unexercised options are assumed to be exercised at the beginning of the period or at issuance, if later. The assumed proceeds are then used to purchase common shares at the average market price during the period. Potential common shares for which inclusion would have the effect of increasing diluted earnings per share (i.e., antidilutive) are excluded from the computation.

In thousands	2002	2001	2000
Basic weighted average shares outstanding	195,927	195,171	194,235
Net effect of dilutive potential common shares outstanding based on the treasury stock method using the average market price	1,066	1,622	5,921
Diluted weighted average shares outstanding	196,993	196,793	200,156
Antidilutive potential common shares excluded from the computation above	8,882	9,566	280

Stock-Based Compensation

At December 31, 2002, APC had four stock option plans and an employee stock purchase plan, which are described more fully in Note 13. As permitted by Statement of Financial Accounting Standards No. 123 as amended by No. 148, *Accounting for Stock-Based Compensation,* APC accounts for those plans under the recognition and measurement principles of APB Opinion No. 25, *Accounting for Stock Issued to Employees,* and related Interpretations. No stock-based employee compensation cost is reflected in net income, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net income and earnings per share if APC had applied the fair value recognition provisions of Statement 123 to stock-based employee compensation:

In thousands except per share amounts		2002	2001	2000
Net income	As reported	$82,022	$113,365	$165,651
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	Pro forma	25,108	47,737	32,536
Net income	Pro forma	$56,914	$65,628	$133,115
Basic earnings per share	As reported	$0.42	$0.58	$0.85
	Pro forma	$0.29	$0.34	$0.69
Diluted earnings per share	As reported	$0.42	$0.58	$0.83
	Pro forma	$0.29	$0.33	$0.65

The pro forma effect on net income for 2002, 2001 and 2000 is not representative of the pro forma effect on net income in future years because it does not take into consideration pro forma compensation expense related to stock option grants made prior to 1995. The weighted average fair value of stock options granted during 2002, 2001 and 2000 was $7.07, $10.32, and $11.43, respectively. APC estimates the fair value of each option as of the date of grant using the Black-Scholes pricing model with the following weighted average assumptions used for grants in 2002, 2001 and 2000:

	2002	2001	2000
Expected volatility	74%	83%	70%
Dividend yield	—	—	—
Risk-free interest rate	3.2%	4.7%	5.9%
Expected life	6 years	6 years	6 years

APC accounts for its non-employee stock-based compensation awards in which goods or services are the consideration received for the equity instruments issued based on the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable. Compensation cost recognized for non-employees under these plans in the accompanying consolidated financial statements is not material.

Advertising Costs

Advertising costs are expensed as incurred and reported in marketing, selling, general, and administrative expenses in the accompanying consolidated statements of income. Such costs of advertising, advertising production, trade shows, and other activities are designed to enhance demand for APC's products. Advertising costs were $40.8 million in 2002, $46.5 million in 2001, and $72.3 million in 2000. There are no capitalized advertising costs in the accompanying consolidated balance sheets.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

2. Acquisitions

In the fourth quarter of 2000, APC acquired privately-held Airflow Company, a Maryland-based manufacturer of precision cooling equipment primarily used in data center, Internet, and telecommunications applications, for $22.5 million in cash plus expenses, of which $4.0 million will be paid in 2003 in the event no indemnity claims arise. Early in the second quarter of 2000, APC acquired privately-held Advance Power Ltd., a U.K.-based manufacturer of DC-based power solutions used in communications and Internet applications, for $75.0 million in cash plus expenses. Also early in the second quarter of 2000, APC acquired privately-held ABL Electronics Corporation (ABL), a North American provider of computer and network cables, switches, and other connectivity products, for $8.0 million paid in a combination of cash and stock, plus expenses.

APC's cash outlays associated with these acquisitions were financed from operating cash. At December 31, 2001 and 2000, the excess of the purchase price over the estimated fair value of the tangible net assets acquired was included in Large Systems goodwill for the Airflow and Advance Power acquisitions and Small Systems goodwill for the ABL acquisition, and was being amortized on a straight-line basis over 15 years. In connection with its adoption in 2002 of Statement 142, APC recorded a non-cash charge equal to the goodwill balance associated with its Large Systems segment. This charge was recognized as the cumulative effect of a change in accounting principle net of income taxes, included in APC's results as of January 1, 2002, and had no effect on APC's liquidity. Also effective January 1, 2002, in accordance with the provisions of Statement 142, goodwill associated with APC's Small Systems segment is no longer being amortized but instead tested for impairment at least annually or more frequently if impairment indicators arise; also refer to Note 8. These acquisitions have been accounted for as purchases and, accordingly, the acquired companies' results of operations are included in APC's consolidated financial statements from the respective dates of acquisition.

Pro forma results from operations have not been provided as the acquisitions are not considered material individually and in the aggregate.

3. Restructuring

During the first quarter of 2002, APC announced global headcount reductions of approximately 17%. These actions impacted personnel worldwide throughout a broad range of functions within the organization, principally in the U.S., U.K., Ireland, and the Philippines. The majority of these terminations were the result of APC's decision to consolidate its Philippines-based manufacturing operations resulting in the closing of APC's manufacturing facility in the province of Laguna. APC expects to fully implement these restructuring actions during 2003.

In 2002, APC recorded $7.2 million of related restructuring costs of which $4.7 million and $2.5 million were classified in cost of goods sold and operating expenses, respectively. These costs included the effects of approximately 941 employee terminations, principally in the manufacturing area, facilities closures and the related impairment of tangible assets. These costs have not been allocated to APC's operating segments, but rather have been classified as indirect operating expenses for segment reporting consistent with APC's classification for its internal financial reporting; also refer to Note 15.

A summary of the related 2002 restructuring liabilities during 2002 is outlined below. APC expects all such restructuring liabilities at December 31, 2002 to be fully paid in cash by the end of 2003.

2002 Restructuring Plans

In thousands	Restructuring Liabilities at January 1, 2002	Total Charges	Non-cash Charges	Cash Payments	Restructuring Liabilities at December 31, 2002
Employee terminations	$—	$2,550	$—	$(2,525)	$25
Facilities closures	—	4,652	(3,877)	—	775
	$—	$7,202	$(3,877)	$(2,525)	$800

In the second half of 2001, APC recorded $8.6 million of restructuring costs of which $4.1 million and $4.5 million were classified in cost of goods sold and operating expenses, respectively. These costs were associated with manufacturing downsizing actions primarily in Denmark and the U.K. and included the effects of approximately 450 employee terminations, principally in the manufacturing area, facilities closures and the related impairment of tangible and intangible assets. These costs have not been allocated to APC's operating segments, but rather have been classified as indirect operating expenses for segment reporting consistent with APC's classification for its internal financial reporting; also refer to Note 15.

A summary of the related 2001 restructuring liabilities during 2002 is outlined below. All such restructuring liabilities were fully paid in cash at December 31, 2002.

2001 Restructuring Plans

In thousands	Restructuring Liabilities at January 1, 2002	Total Charges	Non-cash Charges	Reversals	Cash Payments	Restructuring Liabilities at December 31, 2002
Employee terminations	$452	$—	$—	$—	$(452)	$—

In thousands	Restructuring Liabilities at January 1, 2001	Total Charges	Non-cash Charges	Reversals	Cash Payments	Restructuring Liabilities at December 31, 2001
Employee terminations	$—	$3,517	$—	$—	$(3,065)	$452
Facilities closures	—	2,141	(1,256)	(885)	—	—
Impairment of intangible assets	—	3,833	(3,833)	—	—	—
	$—	$9,491	$(5,089)	$(885)	$(3,065)	$452

The reversal occurring in the fourth quarter of 2001 relating to facilities closures represents the reversal of a cancelled lease liability recognized during the third quarter of 2001 in connection with the closure of a leased facility in the United Kingdom. During the fourth quarter of 2001, APC reversed its decision to vacate the leased facility.

4. Special Charges

During the third and second quarters of 2000, APC agreed to license worldwide patent rights relating to uninterruptible power supply technology for lump-sum cash payments of $17.0 million and $48.0 million, respectively. These license fees were paid from operating cash during the third and second quarters of 2000, respectively. APC evaluated the portion of the license fees that represented payment for prior use of the subject technology and the portion that represented payment for future use. Considering each of its markets and the historical and projected revenue realized in markets utilizing the licensed technology, APC estimated the present value of royalty payments, basing this calculation on an appropriate royalty rate and the technology's contribution to the overall value of affected products. Separate present values were calculated for both historic and projected product sales; the historic values were expensed and the projected values were capitalized. Accordingly, write-offs of the fully paid-up portions of the patent licenses were recognized in APC's consolidated statements of income for the third and second quarters of 2000 as special charges to pre-tax earnings of $17.5 million and $30.4 million, respectively, including direct expenses of $1.5 million and $1.9 million, respectively. The remaining balances of $1.0 million and $19.5 million have been classified on the consolidated balance sheet as long term assets and are being amortized on a straight-line basis over three years and nine years, respectively, the estimated remaining economic lives of the patent licenses.

5. Investments

In thousands	Amortized Cost	Gross Unrealized Holding Gains	Gross Unrealized Holding Losses	Fair Value
At December 31, 2002				
Available-for-sale				
Bond funds	$31,233	$114	$(449)	$30,898
Equity investments	398	—	—	398
	31,631	114	(449)	31,296
Held-to-maturity				
Certificates of deposit	134,602	—	—	134,602
Corporate bonds	153,501	78	—	153,579
Municipal bonds and notes	120,845	—	(6)	120,839
U.S. government agency securities	47,035	203	(20)	47,218
	455,983	281	(26)	456,238
	$487,614	$395	$(475)	$487,534
At December 31, 2001				
Available-for-sale				
Bond funds	$25,192	$—	$(100)	$25,092
Held-to-maturity				
Certificates of deposit	12,257	—	—	12,257
Corporate bonds	32,583	—	(209)	32,374
Municipal bonds and notes	30,083	142	(60)	30,165
U.S. government agency securities	4,853	134	—	4,987
	79,776	276	(269)	79,783
	$104,968	$276	$(369)	$104,875

Proceeds from the sales of investment securities available-for-sale were $20 million in 2002; gross realized losses were approximately $224,000 in 2002. There were no sales of investment securities in 2001 or 2000.

6. Accounts Receivable

Accounts receivable are generally not concentrated in any geographic region or industry. Collateral is usually not required except for certain international transactions for which APC requires letters of credit to secure payment. APC estimates an allowance for doubtful accounts based on the credit worthiness of its customers as well as general economic conditions. Consequently, an adverse change in those factors could affect APC's estimate of its bad debts.

7. Inventories

In thousands	December 31, 2002	December 31, 2001
Raw materials	$175,079	$158,140
Work in process	7,740	9,238
Finished goods	137,152	183,258
Total inventories	$319,971	$350,636

8. Goodwill and Other Intangible Assets

At December 31, 2002, goodwill of $6.7 million is associated with the Small Systems segment.

Amortized intangible assets are as follows:

In thousands	December 31, 2002		
	Weighted Average Amortization Period	Gross Carrying Amount	Accumulated Amortization
Amortized intangible assets			
Technology	6 years	$80,642	$26,702
Customer Lists	5 years	8,900	3,519
Tradenames	5 years	3,157	1,221
Total amortized intangible assets	6 years	$92,699	$31,442

Aggregate amortization expense related to APC's other intangible assets for 2002 was $11.9 million. Estimated aggregated amortization for each of the next five succeeding fiscal years is $11.9 million for 2003, $11.4 million for 2004, $11.4 million for 2005, $11.4 million for 2006, and $9.3 million for 2007. There are no expected residual values related to these intangible assets.

The following summary reconciles reported net income to adjusted net income as if APC had adopted Statement 142 on January 1, 2000, excluding the amortization of goodwill and reflecting the adjusted useful lives of other intangible assets. Had APC adopted Statement 142 effective January 1, 2000, there would have been no impact on 2001 and 2000 diluted earnings per share of $0.58 or $0.83.

In thousands	2002	2001	2000
Reported net income	$82,022	$113,365	$165,651
Add back: Goodwill amortization	—	2,853	2,036
Adjust: Technology amortization	—	(2,105)	(2,012)
Adjust: Customer lists amortization	—	(538)	(379)
Adjust: Tradenames amortization	—	(196)	(195)
Adjusted net income	$82,022	$113,379	$165,101

9. Long-lived Assets

In 2002, APC announced its decision to consolidate its Philippines-based manufacturing operations resulting in the closing of APC's manufacturing facility in the province of Laguna. In connection with this action as well as the closure of manufacturing facilities in the U.S. and U.K., APC recorded $7.1 million of asset impairment charges related to buildings and equipment of which $6.6 million and $0.5 million were classified in cost of goods sold and operating expenses, respectively. These impairment charges have not been allocated to APC's operating segments, but rather have been classified as indirect operating expenses for segment reporting consistent with APC's classification for its internal financial reporting. At December 31, 2002, a building and equipment held-for-sale with an aggregate value of $3.0 million are stated at the lower of their fair values less estimated selling costs or carrying amounts, and depreciation is no longer recognized. APC expects to complete its sale of these assets, located in the Philippines, in 2003.

10. Revolving Credit Agreements and Short Term Debt

At December 31, 2002 and 2001, APC had available for future borrowings $65.0 million under an unsecured line of credit agreement at a floating interest rate equal to the bank's cost of funds rate plus 0.625% and an additional $6.0 million ($7.0 million in 2001) under an unsecured line of credit agreement with a second bank at similar interest rates. No borrowings were outstanding under these facilities during fiscal years 2002, 2001 and 2000, or at December 31, 2002 and 2001.

11. Warranty Liability and Product Recall

In thousands	Product Warranty Liability at Beginning of Year	Accruals for Product Warranties Issued During the Year	Adjustments to Accruals for Preexisting Warranties	Warranty Payments	Product Warranty Liability at End of Year
2002	$6,846	$41,798	$(167)	$(21,294)	$27,183
2001	$5,594	$26,053	$(446)	$(24,355)	$6,846
2000	$4,161	$26,345	$ —	$(24,912)	$5,594

In early 2003, APC announced a product recall of Back-UPS CS 350 and 500 models, due to potential safety issues. APC has received eight reports worldwide of units overheating, resulting in the melting of the unit's outer casing, six of which occurred in the United States. Three of the reported incidents resulted in minor property damage; no injuries have been reported. The total number of affected devices being recalled worldwide is approximately 2.1 million with approximately 900,000 devices recalled in the United States. The recall is limited to two specific models in APC's Back-UPS CS product line, the Back-UPS CS 350 and the Back-UPS CS 500, in both 120-volt and 230-volt models. The affected units were manufactured between November 2000 and December 2002 and were sold primarily through computer and electrical distribution, catalog and retail outlets worldwide. We have accrued a current liability and recognized additional warranty expense, classified in cost of goods sold, of $19.6 million. Actual amounts may differ materially from our current estimates.

12. Income Taxes

Total federal, state, and foreign income tax expense (benefit) from continuing operations for the years ended December 31, 2002, 2001, and 2000 consists of the following:

In thousands	Current	Deferred	Total
2002			
Federal	$33,502	$(5,657)	$27,845
State	7,287	(1,063)	6,224
Foreign	12,978	(1,733)	11,245
	$53,767	$(8,453)	$45,314
2001			
Federal	$33,887	$(7,584)	$26,303
State	7,653	(1,425)	6,228
Foreign	14,302	(1,645)	12,657
	$55,842	$(10,654)	$45,188
2000			
Federal	$53,319	$(3,850)	$49,469
State	8,073	(794)	7,279
Foreign	12,559	(1,647)	10,912
	$73,951	$(6,291)	$67,660

Income tax expense attributable to continuing operations amounted to $45.3 million in 2002, $45.2 million in 2001, and $67.7 million in 2000, (effective rates of 28.0%, 28.5%, and 29.0%, respectively).

The actual expense for 2002, 2001 and 2000 differs from the "expected" tax expense (computed by applying the statutory U.S. federal corporate tax rate of 35% to earnings before income taxes) as follows:

In thousands	2002	2001	2000
Computed "expected" tax expense	$56,643	$55,494	$81,659
State income taxes, net of federal income tax benefit	4,046	4,048	4,731
Foreign earnings taxed at rates lower than U.S. statutory rate (principally Ireland and the Philippines)	(13,641)	(10,920)	(16,616)
Extraterritorial income exclusion/foreign sales corporation	(1,610)	(1,352)	(1,754)
Other	(124)	(2,082)	(360)
	$45,314	$45,188	$67,660

The domestic and foreign components of earnings before income taxes were $89.3 million and $72.5 million, respectively, for 2002; $79.6 million and $79.0 million, respectively, for 2001; and $145.3 million and $88.0 million, respectively, for 2000. Total income tax expense for the years ended December 31, 2002, 2001 and 2000 was allocated as follows:

In thousands	2002	2001	2000
Income from continuing operations	$45,314	$45,188	$67,660
Shareholders' equity, for compensation expense for tax purposes in excess of amounts recognized for financial statement purposes	(490)	(1,131)	(7,981)
Shareholders' equity, for unrealized loss in investments	(85)	—	—
Cumulative effect of accounting change	(15,459)	—	—
	$29,280	$44,057	$59,679

At December 31, 2002 and 2001, deferred income tax assets and liabilities result from temporary differences in the recognition of income and expense for tax and financial reporting purposes. The sources and tax effects of these temporary differences are presented below:

In thousands	2002	2001
Deferred tax assets		
Intangible assets	$27,792	$12,006
Inventory obsolescence reserve	11,137	4,956
Allowances for sales and marketing programs	8,474	9,019
Reserve for warranty and product recall costs	7,930	2,262
Intercompany inventory profits	6,903	6,140
Accrual for compensation and compensated absences	6,816	3,877
Deferred revenue	5,199	4,345
Additional costs inventoried for tax purposes	1,715	6,681
Allowance for doubtful accounts	990	4,521
Other	3,438	3,031
Total gross deferred tax assets	80,394	56,838
Less valuation allowance	(2,434)	(1,659)
Net deferred tax assets	77,960	55,179
Deferred tax liabilities		
Excess of tax over financial statement depreciation	11,933	12,215
Other	3,155	4,091
Total deferred tax liabilities	15,088	16,306
Net deferred income taxes	$62,872	$38,873

In assessing the realizability of deferred tax assets, APC considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. At December 31, 2002 and 2001, APC provided a valuation allowance on certain of its deferred tax assets, primarily consisting of net operating losses generated in 2002 and 2001 for the start up of Brazilian operations, because of uncertainty regarding their realizability.

13. Stock Plans

Stock-based Compensation Plans

At December 31, 2002, APC had four stock option plans and an employee stock purchase plan, which are described below.

Stock Option Plans

On April 21, 1997, APC's shareholders approved the 1997 Stock Option Plan and on June 19, 1987 approved the 1987 Stock Option Plan (collectively the Plans). The 1997 and 1987 Stock Option Plans authorized the grant of options for up to 12.0 million shares and 21.6 million shares, respectively, of common stock. On June 11, 2002 and May 7, 1999, APC's shareholders authorized an additional 9.5 million shares and 12.0 million shares, respectively, under the 1997 Stock Option Plan, resulting in an aggregate of 33.5 million shares available for grant under the 1997 Stock Option Plan. Options granted under the Plans are either (a) options intended to constitute incentive stock options (ISOs) under the Internal Revenue Code of 1986 (the Code) or (b) non-qualified options. Incentive stock options may be granted under the Plans to employees or officers of APC. Non-qualified options may be granted to consultants, directors (whether or not they are employees), employees or officers of APC.

ISOs granted under the Plans may not be granted at a price less than the fair market value of the common stock on the date of grant (or 110% of fair market value in the case of employees or officers holding 10% or more of the voting stock of APC). The aggregate fair market value of shares, for which ISOs granted to any employee are exercisable for the first time by such employee during any calendar year (under all stock option plans of APC and any related corporation), may not exceed $100,000. Non-qualified options granted under the Plan may not be granted at a price less than the lesser of (a) the book value per share of common stock as of the end of the fiscal year of APC immediately preceding the date of such grant, or (b) 50% of the fair market value of the common stock on the date of grant.

Options granted under the Plans before December 1, 1995 vested 25% at the end of the first year and 12.5% at the end of each six month period thereafter. Options granted after December 1, 1995 and before February 14, 1997 vested 20% at the end of the second year and 20% at the end of each year thereafter. Options granted after February 14, 1997 vest 25% at the end of the first year and 12.5% at the end of each six month period thereafter.

On April 21, 1997, APC's shareholders approved the 1997 Non-employee Director Stock Option Plan and on May 20, 1993 approved the 1993 Non-employee Director Stock Option Plan (collectively the Director Plans). The 1997 and 1993 Director Plans authorized the grant of options for up to 400,000 shares and 80,000 shares of common stock, respectively. In 2002, four non-employee directors were entitled to participate in the 1997 Non-Employee Director Stock Option Plan with each receiving a grant of options as of February 12, 2002 for 20,000 shares at an exercise price of $13.01. Two of those non-employee directors were elected at the June 2001 Annual Meeting of Shareholders and were each granted on August 9, 2001 under the 1997 Stock Option Plan options to purchase 13,643 shares at an exercise price of $13.57. In addition, two non-employee directors were previously entitled to participate in the 1997 Non-Employee Director Stock Option Plan with each receiving a grant of options as of February 12, 2001 for 20,000 shares at an exercise price of $13.25 and February 12, 2000 for 20,000 shares at an exercise price of $29.84 (i.e., the market price on the dates of grant).

Options granted under the 1997 Director Plan, and the options granted on August 9, 2001 under the 1997 Stock Option Plan, vest 25% at the end of the second year and 9.375% at the end of each six month period thereafter. Options granted under the 1993 Director Plan vested 25% at the end of the first year and 25% annually thereafter.

Options granted under all stock option plans before January 1, 1993 expired not more than five years from the date of grant, if unexercised. Options granted under all stock option plans after January 1, 1993 expire not more than ten years from the date of grant (five years in the case of ISOs granted to ten percent shareholders). The outstanding options at December 31, 2000 expire at various dates through 2009. Options granted terminate within a specified period of time following termination of an optionee's employment or position as a director or consultant with APC.

A summary of the status of APC's stock option plans as of December 31, 2002, 2001 and 2000, and changes during the years ending on those dates is presented below:

Shares in thousands	2002		2001		2000	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	17,649	$15.27	19,002	$15.26	12,082	$14.00
Granted	4,603	11.08	574	14.36	9,448	16.41
Exercised	(305)	10.09	(754)	10.05	(1,488)	12.63
Terminated	(1,763)	17.09	(1,173)	17.20	(1,040)	15.50
Outstanding at end of year	20,184	14.27	17,649	15.31	19,002	15.26
Exercisable at end of year	10,834	14.86	8,454	14.55	4,531	13.01
Shares available at end of year for future grants	11,084		4,424		3,891	

The following table summarizes information about stock options outstanding at December 31, 2002:

Shares in thousands	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Shares Outstanding	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price	Shares Exercisable	Weighted Average Exercise Price
$4.56– $6.82	507	2.7	$4.95	507	$4.95
$8.30–$11.69	5,895	8.5	10.63	1,374	9.40
$12.43–$17.71	10,548	6.9	13.95	7,075	14.37
$19.30–$24.80	3,062	7.2	23.01	1,780	23.00
$29.00–$31.13	172	7.1	30.63	98	30.72
	20,184	7.3	14.27	10,834	14.86

Stock Purchase Plan

On April 21, 1997, APC's shareholders approved an Employee Stock Purchase Plan (the Plan) to provide substantially all employees an opportunity to purchase shares of its common stock through payroll deductions, in an aggregate amount up to 10% of eligible compensation. Semiannually, participant account balances are used to purchase shares of stock at the lesser of 85% of the fair market value of shares on the grant date or the exercise date. The aggregate number of shares purchased by an employee may not exceed 6,000 shares annually (subject to limitations imposed by the Internal Revenue Code). The employee stock purchase plan expires on February 11, 2007. A total of 2.0 million shares are available for purchase under the Plan. During 2002, under the Plan, 86,131 shares were issued at $10.92 per share and 79,838 shares were issued at $10.85 per share. During 2001, under the Plan, 102,079 shares were issued at $11.17 per share and 98,851 shares were issued at $10.94 per share. During 2000, under the Plan, 41,671 shares were issued at $18.75 per share and 89,173 shares were issued at $11.00 per share.

14. Retirement Benefits

Employee Stock Ownership Plans

At December 31, 2002, APC had noncontributory Employee Stock Ownership Plans (ESOP) covering substantially all employees in North America and Ireland. Contributions to the ESOP are based on a percentage of eligible compensation and are determined by APC's Board of Directors at its discretion, subject to the limitations established by U.S. and Ireland tax laws. The ESOP held 7.1 million shares, 7.7 million shares, and 8.3 million shares of common stock at December 31, 2002, December 31, 2001, and December 31, 2000, respectively. No shares were contributed to the ESOP in 2002, 2001 or 2000.

Employee Savings Plan

On May 1, 1997, APC established an employee savings plan (the Savings Plan) that qualifies as a deferred salary arrangement under Section 401(k) of the Internal Revenue Code of 1986, as amended, covering substantially all North American employees. The Savings Plan allows eligible employees to contribute up to 15% of their compensation on a pre-tax basis subject to certain limitations. APC matches, with its common stock, 100% of the first 3% of employee contributions plus 50% of the next 3% of employee contributions. Employees are fully vested in their employer matching contributions. Employees may diversify employer matching contributions to other investment options available under the Savings Plan.

During December 2002, APC's Board of Directors approved the merger of APC's ESOP into the Savings Plan to be effective at a future date to be determined by APC's management.

APC also contributes to Company sponsored and government sponsored pension and retirement programs in several foreign locations.

APC's pension and retirement benefit contributions in 2002, 2001 and 2000 amounted to approximately $7.9 million, $9.2 million, and $4.9 million, respectively.

15. Operating Segment and Geographic Information

Segment accounting policies are the same as policies described in Note 1.

Basis for Presentation

APC operates primarily within one industry consisting of three reportable operating segments by which it manages its business and from which various offerings are commonly combined to develop a total solution for the customer. These efforts primarily incorporate the design, manufacture, and marketing of power protection equipment and related software and accessories for computer, communications, and related equipment. APC's three segments are: Small Systems, Large Systems, and Other. Each of these segments address global markets.

The Small Systems segment develops power solutions for servers and networking equipment commonly used in local area and wide area networks and for personal computers and sensitive electronics. Major product offerings include the Smart-UPS, Matrix-UPS, Symmetra Power Array and Back-UPS family of UPSs. Also included are the SurgeArrest surge suppressors as well as cabling and connectivity products. Additional accessories and software products are offered to enhance the management of these networks. Products include PowerChute software, MasterSwitch power distribution units and NetShelter server enclosures. Products are sold to home and commercial users primarily through an indirect selling model consisting of computer distributors and dealers, value added resellers, mass merchandisers, catalog merchandisers, E-commerce vendors, and strategic partnerships.

The Large Systems segment produces large system solutions that provide power and availability solutions for data centers, facilities and communications equipment. Product offerings include Silcon UPSs, NetworkAIR precision cooling equipment, DC-power systems, and major components of InfraStruXure systems products are sold to commercial users primarily through an indirect selling model consisting of value added resellers and strategic partnerships.

In the fourth quarter of 2001, APC acquired select inventory and related technology associated with outside plant, networking power product lines from ARRIS Group, Inc. for $10.3 million paid in cash. The product lines were acquired from ARRIS' EnergyLink family of power supplies, enclosures and equipment for network broadband power, including the TSP (Total System Power) line. The product lines are designed for outdoor use, commonly installed on utility poles or adjacent to fiber nodes, and provide back-up power for broadband cable applications. The combination of the Arris product line and APC's PowerShield products provide a comprehensive broadband power product line. Beginning in 2002, both offerings are included in the Large Systems segment. Prior to 2002, APC's PowerShield products were classified in the Small Systems segment. In 2002, the PowerShield products were reclassified to the Large Systems segment along with the other broadband solutions from the ARRIS acquisition which share similar product applications and economic characteristics more closely matching the Large Systems segment.

The Other segment principally consists of notebook computer accessories, replacement batteries and Web-based services.

APC measures the profitability of its segments based on direct contribution margin. Direct contribution margin includes R&D, marketing, and administrative expenses directly attributable to the segments and excludes certain expenses which are managed outside the reportable segments. Costs excluded from segment profit are indirect operating expenses, primarily consisting of selling and corporate expenses, and income taxes. In addition, our 2002 product recall provision, 2002 and 2001 restructuring charges, 2002 impairment of assets held-for-sale, and our 2001 excess inventory provision have not been allocated to our operating segments, but rather have been classified as indirect operating expenses for segment reporting consistent with our classification for our internal financial reporting. Expenditures for additions to long-lived assets are not tracked or reported by the operating segments, although depreciation expense is allocated to and reported by the operating segments.

APC closely monitors the credit worthiness of its customers, adjusting credit policies and limits as deemed necessary. Two computer distributor customers, Tech Data Product Management and Ingram Micro, accounted for approximately 14.4% and 13.2%, respectively, of net sales in 2002, 13.3% and 15.5%, respectively, of net sales in 2001, and 11.4% and 14.9%, respectively, of net sales in 2000. The majority of APC's sales to Tech Data Product Management and Ingram Micro are included in the Small Systems segment.

Summary operating segment information is as follows:

In thousands	2002	2001	2000
Segment net sales			
Small Systems	$1,056,140	$1,149,175	$1,253,365
Large Systems	182,074	210,664	192,505
Other	54,773	38,893	14,441
Total segment net sales	1,292,987	1,398,732	1,460,311
Shipping and handling revenues	7,038	6,052	10,033
Total net sales	$1,300,025	$1,404,784	$1,470,344
Segment profits (losses)			
Small Systems	$442,195	$459,382	$546,649
Large Systems	(16,771)	(32,393)	5,143
Other	30,457	22,242	7,590
Total segment profits	455,881	449,231	559,382
Shipping and handling net costs	21,705	20,777	20,745
Provision for product recall	19,600	—	—
Restructuring charges	7,202	8,606	—
Impairment of assets held-for-sale	3,203	—	—
Provision for excess inventory	—	12,370	—
Other indirect operating expenses	253,224	262,625	329,164
Other income, net	10,889	13,700	23,838
Earnings before income taxes and cumulative effect of accounting change	$161,836	$158,553	$233,311
Segment depreciation			
Small Systems	$17,146	$22,692	$18,517
Large Systems	5,340	8,212	4,885
Other	282	65	77
Total segment depreciation	22,768	30,969	23,479
Corporate	16,897	13,408	8,878
Total depreciation	$39,665	$44,377	$32,357

Summary geographic information is as follows:

In thousands	2002	2001	2000
Net sales			
United States	$625,347	$731,623	$775,573
North and Latin America excluding United States	85,158	71,973	65,292
Europe, Middle East, and Africa	372,614	370,483	394,361
Far East	216,906	230,705	235,118
	$1,300,025	$1,404,784	$1,470,344

Sales are attributed to geographic regions based on location of customer. No individual foreign country is material in relation to total net sales.

In thousands	2002	2001	2000
Capital expenditures			
United States	$7,395	$15,382	$36,776
Europe	4,119	7,602	13,427
Philippines	1,827	9,237	19,195
Other Far East	4,320	11,671	4,318
Latin America	1,894	3,967	—
	$19,555	$47,859	$73,716
Long-lived assets			
United States	$176,166	$140,192	$150,929
Europe	84,531	135,363	152,913
Philippines	37,003	51,740	47,798
Other Far East	24,497	21,209	14,533
Latin America	6,056	4,769	—
	$328,253	$353,273	$366,173

16. Litigation

APC is involved in various claims and legal actions arising in the ordinary course of business. APC does not believe that the ultimate disposition of these matters will have a material adverse effect on its consolidated financial position or results of operations or liquidity.

In addition, on January 10, 2003, Powerware Corporation filed in the United States District Court for the Eastern District of North Carolina a lawsuit alleging infringement of three United States patents. We have not yet been served with the complaint. Powerware Corporation is seeking unspecified damages and injunctive relief.

17. Fair Value of Financial Instruments

The carrying amounts of cash, cash equivalents, short term investments, accounts receivable, short-term debt, accounts payable, and accrued liabilities approximate their fair values because of the short duration of these instruments.

18. Commitments

APC has several non-cancelable operating leases, primarily for warehousing and office space, expiring at various dates through 2011. These leases contain renewal options for periods ranging from one to nine years and require APC to pay its proportionate share of utilities, taxes, and insurance. Rent expense under these leases for 2002, 2001 and 2000 was $8.0 million, $7.7 million, and $6.7 million, respectively.

Future minimum lease payments under these non-cancelable leases are: 2003 – $6.9 million; 2004 – $5.6 million; 2005 – $4.0 million; 2006 – $2.3 million; 2007 – $1.9 million; and $5.9 million thereafter.

19. Contingencies

APC has agreements with the Industrial Development Authority of Ireland (IDA) under which it receives grant monies for costs incurred for machinery, equipment, and building improvements for its Galway and Castlebar facilities equal to 40% and 60%, respectively, of such costs up to a maximum of $13.1 million for Galway and $1.3 million for Castlebar. Such grant monies are subject to APC meeting certain employment goals and maintaining operations in Ireland until termination of the respective agreements. The total cumulative amounts of capital grant claims submitted and received through December 31, 2002 for the Galway facility were approximately $10.6 million and $10.6 million, respectively. The total cumulative amount of capital grant claims submitted through December 31, 2002 for the Castlebar facility was $0.4 million; no capital grant claims had been received for the Castlebar facility. Under separate agreements with the IDA, APC receives direct reimbursement of training costs at its Galway and Castlebar facilities for up to $3,000 and $12,500, respectively, per new employee hired. The total cumulative amounts of training grant claims submitted and received through December 31, 2002 for the Galway facility were approximately $1.2 million and $1.2 million, respectively. The total cumulative amount of training grant claims submitted and received through December 31, 2002 for the Castlebar facility were approximately $1.3 million and $0.8 million, respectively.

In addition, APC executed agreements in 1994 with an unrelated company to acquire the 280,000 square foot manufacturing and distribution facility presently occupied for one (1) Irish Pound (equivalent to approximately $1.50). As additional consideration for the facility, APC assumed a contingent liability of approximately 4.4 million (US$4.8 million) as part of APC's agreement with the IDA. The contingent liability is canceled upon successful completion of the terms of the agreement.

20. Quarterly Financial Data (Unaudited)

APC adopted Statement of Financial Accounting Standards No. 142, *Goodwill and Other Intangible Assets*, on January 1, 2002. In connection its with adoption of Statement 142, APC recorded a non-cash charge equal to the goodwill balance associated with its Large Systems segment of approximately $50 million (approximately $35 million on an after-tax basis). This charge was recognized as the cumulative effect of a change in accounting principle net of income taxes, included in APC's results as of January 1, 2002, and had no effect on APC's liquidity.

In consideration of guidance issued by the Financial Accounting Standards Board's Emerging Issues Task Force in Issue No. 00-25, *Vendor Income Statement Characterization of Consideration Paid to a Reseller of the Vendor's Products,* Issue No. 00-14, *Accounting for Certain Sales Incentives,* and Issue No. 01-09, *Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor's Products),* certain customer promotional payments, rebates and other discounts formerly classified as operating expenses have been retroactively re-classified as a reduction of revenue. These changes reduced net sales and also reduced marketing, selling, general and administrative (SG&A) expenses as shown below. This accounting change had no impact on reported profit from operations, net income or earnings per share for any of the periods presented.

Increase/Decrease *In thousands*	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2002				
Net sales	$4,050	$4,245	$8,674	$6,134
SG&A	$(4,050)	$(4,245)	$(8,674)	$(6,134)
2001				
Net sales	$4,563	$8,556	$5,827	$9,582
SG&A	$(4,563)	$(8,556)	$(5,827)	$(9,582)

The following is a summary of quarterly results of operations:

In thousands except per share amounts	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2002				
Net sales	$296,712	$308,200	$337,143	$357,970
Gross profit	$102,301	$117,693	$136,995	$126,718
Earnings before cumulative effect of accounting change	$16,573	$29,643	$42,015	$28,291
Cumulative effect of accounting change, net of income taxes of $15,459 (Note 8)	$34,500	$ —	$ —	$ —
Net income (loss)	$(17,927)	$29,643	$42,015	$28,291
Basic earnings per share:				
Basic earnings per share before cumulative effect of accounting change	$0.08	$0.15	$0.21	$0.14
Cumulative effect of accounting change, net of tax	$(0.17)	$ —	$ —	$ —
Basic earnings (loss) per share	$(0.09)	$0.15	$0.21	$0.14
Basic weighted average shares outstanding	195,828	195,918	196,049	196,301
Diluted earnings per share:				
Diluted earnings per share before cumulative effect of accounting change	$0.08	$0.15	$0.21	$0.14
Cumulative effect of accounting change, net of tax	$(0.17)	$ —	$ —	$ —
Diluted earnings (loss) per share	$(0.09)	$0.15	$0.21	$0.14
Diluted weighted average shares outstanding	197,388	196,917	196,631	197,880
2001				
Net sales	$355,125	$355,988	$355,116	$338,555
Gross profit	$120,426	$134,501	$111,091	$117,871
Net income	$27,194	$34,799	$22,295	$29,077
Basic earnings per share	$0.14	$0.18	$0.11	$0.15
Basic weighted average shares outstanding	195,132	195,176	195,377	195,536
Diluted earnings per share	$0.14	$0.18	$0.11	$0.15
Diluted weighted average shares outstanding	196,700	197,482	196,522	196,966

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

Not applicable.

Part III

Item 10. Directors of the Registrant

Information with respect to Directors may be found under the caption "Occupations of Directors" appearing in APC's definitive Proxy Statement for the 2003 Annual Meeting of Shareholders. Such information is incorporated herein by reference.

Our policy governing transactions in our securities by directors, officers and employees permits our officers, directors and employees to enter into trading plans complying with Rule 10b5-1 under the Securities Exchange Act of 1934, as amended. We have been advised that two members of our Board of Directors, Neil E. Rassmussen and Emmanuel E. Landsmen, and one executive officer, Donald M. Muir, have each entered into a trading plan in accordance with Rule 10b5-1. We anticipate that, as permitted by Rule 10b5-1, some or all of our officers, directors and employees may establish trading plans in the future. We intend to disclose the names of executive officers and directors who establish a trading plan in compliance with Rule 10b5-1 in our future quarterly and annual reports on Form 10-Q and 10-K filed with the U.S. Securities and Exchange Commission. However, we undertake no obligation to update or revise the information provided herein, including for revision or termination of an established trading plan, other than in such current quarterly and annual reports as required by laws or regulations.

Item 11. Executive Compensation

The information set forth under the caption "Executive Compensation" appearing in APC's definitive Proxy Statement for the 2003 Annual Meeting of Shareholders is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management

The information set forth under the caption, "Management and Principal Holders of Voting Securities" appearing in APC's definitive Proxy Statement for the 2003 Annual Meeting of Shareholders is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions

The information set forth under the caption, "Certain Relationships and Related Transactions" appearing in APC's definitive Proxy Statement for the 2003 Annual Meeting of Shareholders is incorporated herein by reference.

Item 14. Controls and Procedures

(A) Evaluation of disclosure controls and procedures

Our chief executive officer and our chief financial officer, after evaluating the effectiveness of APC's "disclosure controls and procedures" (as defined in the Securities Exchange Act of 1934 Rules 13a-14(c) and 15d-14(c)) as of a date (the "Evaluation Date") within 90 days before the filing date of this annual report, have concluded that as of the Evaluation Date, our disclosure controls and procedures were adequate and designed to ensure that material information relating to us and our consolidated subsidiaries would be made known to them by others within those entities.

(B) Changes in internal controls

There were no significant changes in our internal controls or, to our knowledge, in other factors that could significantly affect our internal controls subsequent to the Evaluation Date.

Part IV

Item 15. Exhibits, Financial Statement Schedules and Reports on Form 8-K

(a) Documents filed as part of Form 10-K

1. Consolidated Financial Statements

APC's consolidated financial statements have been included in Item 8 of this report.

Consolidated Balance Sheets as of December 31, 2002 and 2001

Consolidated Statements of Income for each of the three years ended December 31, 2002, 2001 and 2000

Consolidated Statements of Changes in Shareholders' Equity for each of the three years ended December 31, 2002, 2001 and 2000

Consolidated Statements of Cash Flows for each of the three years ended December 31, 2002, 2001 and 2000

Notes to Consolidated Financial Statements

2. Consolidated Financial Statement Schedules

Schedule Number	Description	Page Number
II	Valuation and Qualifying Accounts and Reserves	57

Schedules other than those listed above have been omitted since they are either not required or the information required is included in the consolidated financial statements or the notes thereto.

KPMG LLP's reports with respect to the above listed consolidated financial statements and consolidated financial statement schedule are included herein on pages 52 and 53.

3. Exhibit Listing

Exhibit Number	Description
3.01	Articles of Organization of APC, as amended
3.02	By-Laws of the Registrant, as amended and restated
4.01	Shareholder Rights Agreement, dated as of September 2, 1999, between APC and BankBoston, N.A.
4.02	Stock Purchase Agreement dated as of April 28, 2000, by and among ABL Acquisition Corporation, Randall R. Amon, Daniel Bryan, William C. Litsinger III, Jack L. Ottenheimer and Kevin W. Campion (4.02)
10.01	1987 Stock Option Plan of APC (X)
10.02	Form of Incentive Stock Option Agreement under APC's 1987 Stock Option Plan (X)
10.03	Form of the Non-Qualified Stock Option Agreement under APC's 1987 Stock Option Plan (X)
10.04	APC's Employee Stock Ownership Plan Trust Agreement dated December 30, 1987 (X)
10.05	APC's Employee Stock Ownership Plan dated December 30, 1987, as amended and restated (X)
10.06	Employment Agreement dated June 16, 1986 between APC and Rodger B. Dowdell, Jr. (X)
10.07	Unsecured line of credit agreement dated June 29, 1991 between APC and Rhode Island Hospital Trust National Bank
10.08	Unsecured line of credit agreement dated December 30, 1991 between APC and Fleet National Bank
10.09	Amendment dated December 30, 1992 to Unsecured line of credit agreement between APC and Fleet National Bank
10.10	Grant agreement dated February 16, 1994 between APC and Industrial Development Authority of Ireland
10.11	Contract for Sale dated January 31, 1994 between APC and Digital Equipment International
10.12	Management Agreement dated January 31, 1994 between APC and Digital Equipment International
10.13	License Agreement dated January 31, 1994 between APC (Grantor) and Digital Equipment International (Licensee)
10.14	Grant of Options Agreement dated January 31, 1994 between APC and Digital Equipment International
10.15	Memorandum Agreement dated January 31, 1994 between APC and Digital Equipment International
10.16	1993 Non-Employee Director Stock Option Plan (X)
10.17	Letter Agreement dated June 22, 1995 to amend loan agreement dated December 30, 1991 by and between APC and Fleet National Bank
10.18	Letter Agreement dated October 11, 1995 to amend loan agreement dated December 30, 1991 by and between APC and Fleet National Bank
10.19	Purchase and Sale Contract dated April 12, 1995 between APC and Trustees of Normac-Billerica Associates III u/d/t dated October 11, 1979
10.20	American Power Conversion Corporation B.V. Profit Sharing Scheme dated September 25, 1996 (X)
10.21	1997 Non-Employee Director Stock Option Plan of APC (X)
10.22	Amended and Restated 1997 Stock Option Plan of APC (X)
10.23	1997 Employee Stock Purchase Plan of APC (X)
10.24	Form of Change-in-Control Severance Agreement dated as of July 5, 2000 entered into by APC with each of Rodger B. Dowdell, Jr. and Neil E. Rasmussen. (X) (10.24)
10.25	Form of Change-in-Control Severance Agreement dated as of July 5, 2000 entered into by APC with each of Donald M. Muir, Aaron L. Davis, and Peter A. Rumsey, and dated as of February 7, 2001 entered into by APC with Edward M. Machala. (X) (10.25)
21	Subsidiaries of APC
23	Consent of KPMG LLP
99.1	Certification of Rodger B. Dowdell, Jr., Chief Executive Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 *
99.2	Certification of Donald M. Muir, Chief Financial Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 *
(X)	Indicates a management contract or any compensatory plan, contract or arrangement.
*	APC has the originally signed certificate and will provide it to the U.S. Securities and Exchange Commission upon request.

(b) Reports on Form 8-K

No reports on Form 8-K have been filed by the Registrant during the quarter ended December 31, 2002.

INDEPENDENT AUDITORS' REPORT

The Board of Directors and Shareholders
American Power Conversion Corporation:

We have audited the accompanying consolidated balance sheets of American Power Conversion Corporation and subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of American Power Conversion Corporation and subsidiaries as of December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Providence, Rhode Island
February 4, 2003

KPMG LLP

INDEPENDENT AUDITORS' REPORT

The Board of Directors and Shareholders
American Power Conversion Corporation:

Under date of February 4, 2003, we reported on the consolidated balance sheets of American Power Conversion Corporation and subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2002, which are contained in the annual report on Form 10-K for the year 2002. In connection with our audits of the aforementioned consolidated financial statements, we also audited the related financial statement schedule listed in Item 15(a)(2). This financial statement schedule is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement schedule based on our audits.

In our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

Providence, Rhode Island
February 4, 2003

KPMG LLP

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMERICAN POWER CONVERSION CORPORATION



Donald M. Muir
Senior Vice President, Finance and Administration,
Treasurer and Chief Financial Officer
Date: March 26, 2003

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons on behalf of the Registrant and in the capacities indicated on the date indicated.



Rodger B. Dowdell, Jr.
Chairman, President, Chief Executive Officer and Director
(principal executive officer)
Date: March 26, 2003



Donald M. Muir
Senior Vice President, Finance & Administration,
Treasurer and Chief Financial Officer
(principal financial and accounting officer)
Date: March 26, 2003



Neil E. Rasmussen
Senior Vice President, Chief Technology Officer and Director
Date: March 26, 2003



Emanuel E. Landsman
Vice President and Director
Date: March 26, 2003



Ervin F. Lyon
Director
Date: March 26, 2003



James D. Gerson
Director
Date: March 26, 2003



John G. Kassakian
Director
Date: March 26, 2003



John F. Keane, Sr.
Director
Date: March 26, 2003

CERTIFICATION

I, Rodger B. Dowdell, Jr., certify that:

1. I have reviewed this annual report on Form 10-K of American Power Conversion Corporation;
2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;
3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the periods presented in this annual report;
4. The Registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the Registrant and we have:
   a) designed such disclosure controls and procedures to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;
   b) evaluated the effectiveness of the Registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and
   c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;
5. The Registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the Registrant's auditors and the audit committee of Registrant's board of directors (or persons performing the equivalent function):
   a) all significant deficiencies in the design or operation of internal controls which could adversely affect the Registrant's ability to record, process, summarize and report financial data and have identified for the Registrant's auditors any material weaknesses in internal controls; and
   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant's internal controls; and
6. The Registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: March 26, 2003



Rodger B. Dowdell, Jr.
Chairman, President and Chief Executive Officer

CERTIFICATION

I, Donald M. Muir, certify that:

1. I have reviewed this annual report on Form 10-K of American Power Conversion Corporation;
2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;
3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the periods presented in this annual report;
4. The Registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the Registrant and we have:
   a) designed such disclosure controls and procedures to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;
   b) evaluated the effectiveness of the Registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and
   c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;
5. The Registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the Registrant's auditors and the audit committee of Registrant's board of directors (or persons performing the equivalent function):
   a) all significant deficiencies in the design or operation of internal controls which could adversely affect the Registrant's ability to record, process, summarize and report financial data and have identified for the Registrant's auditors any material weaknesses in internal controls; and
   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant's internal controls; and
6. The Registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: March 26, 2003



Donald M. Muir
Senior Vice President, Finance and Administration,
Treasurer and Chief Financial Officer

AMERICAN POWER CONVERSION CORPORATION AND SUBSIDIARIES
Valuation and Qualifying Accounts and Reserves
For the years ended December 31, 2002, 2001 and 2000

Valuation accounts deducted from assets to which they apply:

In thousands	Balance at Beginning of Year	Charged to Costs and Expenses	Write Offs/ Allowances Taken	Balance at End of Year
Allowance for Doubtful Accounts Receivable				
2002	**$18,712**	**$3,890**	**$(4,747)**	**$17,855**
2001	$20,085	$4,775	$(6,148)	$18,712
2000	$19,543	$2,028	$(1,486)	$20,085
Inventory Reserve				
2002	**$32,850**	**$10,780**	**$(6,466)**	**$37,164**
2001	$20,481	$18,015	$(5,646)	$32,850
2000	$17,080	$4,632	$(1,231)	$20,481
Deferred Tax Asset Valuation Allowance				
2002	**$1,659**	**$775**	**$—**	**$2,434**
2001	$—	$1,659	$—	$1,659
2000	$—	$—	$—	$—

AMERICAN POWER CONVERSION CORPORATION AND SUBSIDIARIES

EXHIBIT INDEX

Exhibit Number	Description	Page No.
3.01****	Articles of Organization of the Registrant, as amended (3.01)	
3.02**********	By-Laws of the Registrant, as amended and restated (3.02)	
4.01***********	Shareholder Rights Agreement, dated as of September 2, 1999, between APC and BankBoston, N.A. (4.01)	
4.02***********	Stock Purchase Agreement dated as of April 28, 2000, by and among ABL Acquisition Corporation, Randall R. Amon, Daniel Bryan, William C. Litsinger III, Jack L. Ottenheimer and Kevin W. Campion (4.02)	
10.01*	1987 Stock Option Plan of the Registrant (10.01) (X)	
10.02*	Form of Incentive Stock Option Agreement under the Registrant's 1987 Stock Option Plan (10.02) (X)	
10.03*	Form of the Non-Qualified Stock Option Agreement under the Registrant's 1987 Stock Option Plan (10.03) (X)	
10.04*	The Registrant's Employee Stock Ownership Plan Trust Agreement dated December 30, 1987 (10.04) (X)	
10.05**	The Registrant's Employee Stock Ownership Plan dated December 30, 1987, as amended and restated (10.05) (X)	
10.06*	Employment Agreement dated June 16, 1986 between APC and Rodger B. Dowdell, Jr. (10.07) (X)	
10.07**	Unsecured line of credit agreement dated June 29, 1991 between the Registrant and Rhode Island Hospital Trust National Bank (10.19)	
10.08**	Unsecured line of credit agreement dated December 30, 1991 between the Registrant and Fleet National Bank (10.20)	
10.09***	Amendment dated December 30, 1992 to Unsecured line of credit agreement between the Registrant and Fleet National Bank (10.13)	
10.10***	Grant agreement dated February 16, 1994 between the Registrant and Industrial Development Authority of Ireland (10.14)	
10.11***	Contract for Sale dated January 31, 1994 between the Registrant and Digital Equipment International (10.15)	
10.12***	Management Agreement dated January 31, 1994 between the Registrant and Digital Equipment International (10.17)	
10.13***	License Agreement dated January 31, 1994 between the Registrant (Grantor) and Digital Equipment International (Licensee) (10.18)	
10.14***	Grant of Options Agreement dated January 31, 1994 between the Registrant and Digital Equipment International (10.19)	
10.15***	Memorandum Agreement dated January 31, 1994 between the Registrant and Digital Equipment International (10.20)	
10.16***	1993 Non-Employee Director Stock Option Plan (10.22) (X)	
10.17*****	Letter Agreement dated June 22, 1995 to amend loan agreement dated December 30, 1991 by and between Registrant and Fleet National Bank (10.1)	
10.18******	Letter Agreement dated October 11, 1995 to amend loan agreement dated December 30, 1991 by and between Registrant and Fleet National Bank (10.1)	
10.19*******	Purchase and Sale Contract dated April 12, 1995 between the Registrant and Trustees of Normac-Billerica Associates III u/d/t dated October 11, 1979 (10.19)	

EXHIBIT INDEX (cont'd.)

Exhibit Number	Description	Page No.
10.20********	American Power Conversion Corporation B.V. Profit Sharing Scheme dated September 25, 1996 (10.20) (X)	
10.21*********	1997 Non-Employee Director Stock Option Plan of the Registrant (4.4) (X)	
10.22*************	Amended and Restated 1997 Stock Option Plan of the Registrant (X)	
10.23*********	1997 Employee Stock Purchase Plan of the Registrant (4.6) (X)	
10.24************	Form of Change-in-Control Severance Agreement dated as of July 5, 2000 entered into by APC with each of Rodger B. Dowdell, Jr. and Neil E. Rasmussen. (X) (10.24)	
10.25************	Form of Change-in-Control Severance Agreement dated as of July 5, 2000 entered into by APC with each of Donald M. Muir, Aaron L. Davis, and Peter A. Rumsey, and dated as of February 7, 2001entered into by APC with Edward M. Machala. (X) (10.25)	
21	Subsidiaries of Registrant	60
23	Consent of KPMG LLP	61
99.1**************	Certification of Rodger B. Dowdell, Jr., Chief Executive Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	62
99.2**************	Certification of Donald M. Muir, Chief Financial Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	63

* Previously filed as exhibits to APC's Registration Statement on Form S-18 dated July, 1988 (File No. 33-22707-B).

** Previously filed as an exhibit to APC's Annual Report on Form 10-K for the fiscal year ended December 31, 1991 and incorporated herein by reference (File No. 0-17126). The number given in parenthesis indicates the corresponding exhibit in such Form 10-K.

*** Previously filed as an exhibit (Exhibit No. 22) to APC's Annual Report on Form 10-K for the fiscal year ended December 31, 1993 and incorporated herein by reference (File No. 1-12432). The number given in parenthesis indicates the corresponding exhibit in such Form 10-K.

**** Previously filed as an exhibit to APC's Annual Report on Form 10-K for the fiscal year ended December 31, 1994 and incorporated herein by reference (File No. 1-12432). The number given in parenthesis indicates the corresponding exhibit in such Form 10-K.

***** Previously filed as an exhibit to APC's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 1995 and incorporated herein by reference (File No. 1-12432). The number given in parenthesis indicates the corresponding exhibit in such Form 10-Q.

****** Previously filed as an exhibit to APC's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 1995 and incorporated herein by reference (File No. 1-12432). The number given in parenthesis indicates the corresponding exhibit in such Form 10-Q.

******* Previously filed as an exhibit to APC's Annual Report on Form 10-K for the fiscal year ended December 31, 1995 and incorporated herein by reference (File No. 1-12432). The number given in parenthesis indicates the corresponding exhibit in such Form 10-K.

******** Previously filed as an exhibit to APC's Annual Report on Form 10-K for the fiscal year ended December 31, 1996 and incorporated herein by reference (File No. 1-12432). The number given in parenthesis indicates the corresponding exhibit in such Form 10-K.

********* Previously filed as exhibits to APC's Registration Statement on Form S-8 dated July 31, 1997 (File No. 333-32563). The number given in parenthesis indicates the corresponding exhibit in such Form S-8.

********** Previously filed as an exhibit to APC's Annual Report on Form 10-K for the fiscal year ended December 31, 1998 and incorporated herein by reference (File No. 1-12432). The number given in parenthesis indicates the corresponding exhibit in such Form 10-K.

*********** Previously filed as an exhibit to APC's Current Report on Form 8-K, dated as of September 3, 1999, which included as Exhibit A the Form of Rights Certificate, and as Exhibit B the Summary of Rights to Purchase Common Stock, and incorporated herein by reference (File No. 1-12432). The number given in parenthesis indicates the corresponding exhibit in such Form 8-K.

************ Previously filed as an exhibit to APC's Registration Statement on Form S-3 and incorporated herein by reference (File No. 333-43348).

************ Previously filed as an exhibit to APC's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2000 and incorporated herein by reference (File No. 1-12432).

************* Previously filed as an exhibit to APC's Definitive Proxy Statement on Schedule 14A for the fiscal year ended December 31, 2002 dated April 29, 2002 and incorporated herein by reference.

************** APC has the originally signed certificate and will provide it to the U.S. Securities and Exchange Commission upon request.

(X) Indicates a management contract or any compensatory plan, contract or arrangement

Exhibit 21

AMERICAN POWER CONVERSION CORPORATION
Subsidiaries as of December 31, 2002

Subsidiary	Place of Incorporation
APC America, Inc.	Delaware
APC Sales & Service Corp.	Delaware
American Power Conversion Holdings Inc.	Delaware
Systems Enhancement Corporation	Missouri
A.B.L. Electronics Corporation	Delaware
APC DC Network Solutions Inc.	Ohio
APC Foreign Sales Corporation	Barbados, W.I.
American Power Conversion Europe S.A.R.L.	France
American Power Conversion Corporation (A.P.C.) B.V.	The Netherlands
APC Distribution Limited	Ireland
APC (EMEA) Limited	Ireland
APC Holdings B.V.	The Netherlands
APC Deutschland GmbH	Germany
American Power Conversion UK Ltd.	United Kingdom
American Power Conversion Sweden AB	Sweden
APC Benelux B.V.	The Netherlands
APC Australia Pty Limited	Australia
American Power Conversion Portugal, Ltda.	Portugal
American Power Conversion Spain S.L.	Spain
American Power Conversion Italia S.R.L.	Italy
American Power Conversion France SARL	France
Advance Power Elektronics KFT	Hungary
APC Korea Corporation	Korea
American Power Conversion Hong Kong Limited (50%; 50% American Power Conversion Corporation (A.P.C.) B.V.)	Hong Kong
American Power Conversion (Phils.), Inc.	Philippines
American Power Conversion Land Holdings Inc. (40%; 60% Filipino nationals)	Philippines
APC (Suzhou) Uninterrupted Power Supply Co., Ltd.	China
American Power Conversion Singapore Pte Ltd.	Singapore
APC International Trade (Shanghai) Co. Ltd.	China
American Power Conversion Poland Sp. z.o.o.	Poland
American Power Conversion Denmark ApS	Denmark
Gutor Electronic GmbH	Switzerland
American Power Conversion Dublin Limited	Ireland
Silcon (Quingdao) Power Electronics Co. Ltd.	China
American Power Conversion Mexico, S.A. de C.V.	Mexico
American Power Conversion Uruguay S.A.	Uruguay
APC Japan, Inc.	Japan
American Power Conversion (India) Private Limited	India
American Power Conversion Brasil Ltda.	Brazil
American Power Conversion Holdings (UK) Limited	United Kingdom
APC DC Network Solutions UK Limited	United Kingdom

Exhibit 23

ACCOUNTANTS' CONSENT

The Board of Directors
American Power Conversion Corporation:

We consent to incorporation by reference in the registration statements (Nos. 33-25873, 33-54416, 333-32563, 333-78595, 333-80541, 333-80569 and 333-91994) on Form S-8 of American Power Conversion Corporation of our reports dated February 4, 2003, relating to the consolidated balance sheets of American Power Conversion Corporation and subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2002, and the related schedule, which reports appear in the 2002 annual report on Form 10-K of American Power Conversion Corporation.

Providence, Rhode Island
March 28, 2003

KPMG LLP

Exhibit 99.1

CERTIFICATION

In connection with the Annual Report of American Power Conversion Corporation (the "Company") on Form 10-K for the period ending December 31, 2002 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Rodger B. Dowdell, Jr., Chairman, President and Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.



Rodger B. Dowdell, Jr.
Chairman, President and Chief Executive Officer
March 26, 2003

The foregoing certification is being furnished solely pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of Section 1350, chapter 63 of title 18, United States Code) and is not being filed as part of a separate disclosure document.

Exhibit 99.2

CERTIFICATION

In connection with the Annual Report of American Power Conversion Corporation (the "Company") on Form 10-K for the period ending December 31, 2002 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Donald M. Muir, Senior Vice President, Finance and Administration, Treasurer and Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.



Donald M. Muir
Senior Vice President, Finance and Administration,
Treasurer and Chief Financial Officer
March 26, 2003

The foregoing certification is being furnished solely pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of section 1350, chapter 63 of title 18, United States Code) and is not being filed as part of a separate disclosure document.

This page intentionally left blank.

Board of Directors

Rodger B. Dowdell, Jr.
Chairman, President and Chief Executive Officer
American Power Conversion Corporation

James D. Gerson
Retired Vice President, Fahnestock & Co.

John G. Kassakian
MIT Professor of Electrical Engineering
Director, MIT Laboratory for Electromagnetic and Electronic Systems

John F. Keane, Sr.
Founder and Chairman of the Board of Directors
Keane, Inc.

Emanuel E. Landsman
Vice President
American Power Conversion Corporation

Ervin F. Lyon

Neil E. Rasmussen
Senior Vice President and Chief Technical Officer
American Power Conversion Corporation

Executive Officers

Rodger B. Dowdell, Jr.
Chairman, President and Chief Executive Officer

Neil E. Rasmussen
Senior Vice President and Chief Technical Officer

Edward W. Machala
Senior Vice President,
Operations and Chief Operations Officer

Donald M. Muir
Senior Vice President, Finance & Administration,
Treasurer and Chief Financial Officer

Emanuel E. Landsman
Vice President

Aaron L. Davis
Vice President, Marketing and Communications

Peter A. Rumsey
Vice President, Global Sales

Shareholder Information

Additional copies of the Company's Annual Report on Form 10-K are available to shareholders on request without charge. Send requests to:

APC
Attn: Investor Relations
132 Fairgrounds Road
West Kingston, Rhode Island 02892

You may telephone requests to our **investor relations** *line at* **(401) 789-5735, ext. 2994**; *or e-mail requests to:* **investorrelations@apcc.com**

Visit the investor relations page on APC's Web site to review up-to-date information, including SEC filings, on APC: **http://www.apc.com/corporate/investor/**

American Power Conversion Corporation Corporate Headquarters

132 Fairgrounds Road
West Kingston, Rhode Island USA 02892
(401) 789-5735
www.apc.com

Transfer Agent and Registrar

EquiServe Trust Company, N.A.
P. O. Box 43023
Providence, RI 02940-3023
Toll free number (877) 282-1169
www.equiserve.com

Annual Meeting

An Annual Meeting of Shareholders of the Company will be held on Thursday, June 19 at 10:00 a.m. local time, Radisson Hotel Milford, The Regency Room, 11 Beaver Street, Milford, MA 01757, (508) 478-7010.

Common Stock

Common Stock of American Power Conversion Corporation is traded on The Nasdaq Stock Market® under the symbol APCC, and on the Pacific Exchange, Inc. under the symbol ACC.

Auditors

KPMG LLP
600 Fleet Center
Providence, Rhode Island 02903

Outside Counsel

Testa, Hurwitz & Thibeault, LLP
High Street Tower
125 High Street
Boston, Massachusetts 02110

APC's 2002 Annual Report was produced by the APC Marketing Communications and Finance Teams, with additional support provided by Walsh & Associates. Illustrations by DB Image. Portrait photography by johnmadere.com.

996-2669A

As an Equal Opportunity Employer, American Power Conversion is committed to recruiting, hiring, developing and benefiting from a diverse workforce. We strive to take affirmative action in hiring and promoting minorities and females in all levels and departments throughout the Company.



APC
Legendary Reliability®

APCCM-AR